UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 15, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 15, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary

BHP Group Limited No tice of Meeting 2020

Our Charter a We leading are BHP, global    resources company. Our Purpose Our Values To bring people and resources Sustainability together to build a better world. Putting health and safety first, being environmentally responsible and supporting our communities. Our Strategy Our strategy is to have the best Integrity capabilities, best commodities Doing what is right and doing what we say we will do. and best assets, to create Respect long-term value and high returns. Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial. Performance Achieving superior business results by stretching our capabilities. Simplicity Focusing our orts on the things that matter most. Accountability Defining and accepting responsibility and delivering on our commitments. We are successful when: Our people start each day with a sense of purpose and end the day with a sense of accomplishment. Our teams are inclusive and diverse. Our communities, customers and suppliers value their relationships with us. Our asset portfolio is world-class and sustainably developed. Our operational discipline and financial strength enables our future growth. Our shareholders receive a superior return on their investment. Mike Henry Chief Executive O icer February 2020

Invitation from the Chair 14 September 2020 Dear Shareholder, I am pleased to invite you to the 2020 Annual General Meeting (AGM) of BHP Group Limited. The meeting will be held virtually on Wednesday 14 October 2020, starting at 5pm (Melbourne time). There will not be a physical venue for shareholders to attend. BHP is absolutely committed to health and safety, including the health and safety of our shareholders and our people. The AGM will be held virtually given the uncertainty and potential health risks associated with large gatherings during the COVID-19 pandemic. This approach is in line with temporary amendments to the AGM requirements in Australia and current regulatory guidance. The AGM is an important part of BHP’s overall approach to governance and your ability to participate is important to us. The AGM will be webcast live via the Lumi online platform. Shareholders will be able to view and listen to proceedings, ask questions and vote in real time using a computer or mobile device. Further information on how to participate in the AGM is provided in this Notice of Meeting and on the dedicated AGM page on our website at bhp.com/LimitedAGM. Board renewal and succession planning To ensure orderly succession and renewal, the Board adopts a structured and rigorous approach to Board succession planning. We consider Board size, tenure and the skills, experience and attributes required to effectively govern and manage risk within BHP. This process is continuous. As part of that process, your new Executive Director, Mike Henry, was appointed as Chief Executive Officer of BHP effective 1 January 2020. He brings 30 years’ experience in the global mining and petroleum industry, spanning operational, commercial, safety, technology and marketing roles. As part of the continued Board renewal process, this year we also announced that Gary Goldberg, Dion Weisler and Xiaoqun Clever would join the Board. We have also recently announced the appointment of Christine O’Reilly to the Board. Gary executive, Goldberg, operational who has and more strategic than 35 roles years’ joined global the experience Board on 1 February in the mining 2020. industry, In his most including recent in    role, Gary served as Chief Executive Officer of Newmont Goldcorp Corporation. BHP Group Limited Notice of Meeting 2020 1

Dion Weisler, who has extensive global executive experience, including in chief executive officer and operational roles in the information technology sector, joined the Board on 1 June 2020. He served as the President and Chief Executive Officer of HP Inc. from 2015 to 2019.

Xiaoqun Clever has over 20 years' global experience in technology with a focus on software engineering, data and analytics, cyber security and digitalisation. Xiaoqun held various roles with SAP SE from 1997 to 2013, including Chief Operating Officer of Technology and Innovation.

Christine O'Reilly's executive career included 30 years' experience in financial and operational entities, including as the Chief Executive Officer of the GasNet Australia Group and as Co-Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management. Christine also has extensive non-executive experience.

Lindsay Maxsted, a Board member for over nine years, retired with effect from 4 September 2020. On behalf of the Board, I thank Lindsay for his counsel and for his exceptional contribution to the Board and as Chair of the Risk and Audit Committee.

Shriti Vadera, also a Board member for over nine years, will be retiring from the Board, as planned, at the conclusion of this year's AGMs. I thank Shriti for her support to me, as Senior Independent Director, and her commitment to our shareholders through her regular engagement. Shriti has made an outstanding contribution to BHP. A new Senior Independent Director will be announced in due course.

We wish Lindsay and Shriti all the very best for the future.

The Board supports an extension of Malcolm Broomhead's tenure for another year in order to provide continued access to his corporate memory and his extensive experience in the mining sector as the Board continues to transition through its succession process.

Together, your Directors contribute senior executive and non-executive experience; mining and oil and gas operating experience; knowledge of world capital markets; regulatory and government policy experience; an understanding of the health, safety, environmental and community challenges that we face; experience in successfully managing complex global businesses; and an understanding of the risk environment of the Group, including emerging risks and systemic risks, such as financial crises and climate change.

As you know, BHP's policy is to give shareholders the opportunity to vote on the re-election of each Director each year. The performance of each Director standing for re-election has been assessed, and the Board has unanimously recommended each of those Directors for re-election.

Board recommendation

The Board considers that the resolutions for Items 1 to 22 are in the best interests of shareholders of BHP as a whole, and recommends that you vote in favour of Items 1 to 22.

Items 23 to 25 are **not endorsed by the Board.** The Board considers that the resolutions for Items 23 to 25 are not in the best interests of shareholders of BHP as a whole, **and recommends that you vote against Items 23 to 25.**

Thank you for your continued support of BHP.

Yours sincerely,



Ken MacKenzie
Chair

2 BHP Group Limited Notice of Meeting 2020

Contents Notice of Annual General Meeting 4 Participation details 4 Items of business 6 Explanatory Notes 12 Voting 45 How to access information on BHP 49 Shareholder information back cover BHP Group Limited ABN 49 004 028 077 is registered in Australia. Registered office: 171 Collins Street, Melbourne, Victoria 3000, Australia. In refers this to Notice, the company BHP Group listed Limited on the refers London to the Stock company Exchange. listed The on two the Australian entities, together Securities with Exchange their respective and BHP subsidiaries, Group Plc are its headquarters operated pursuant in Australia. to a Dual Listed Company structure as a combined group known as BHP or the Group, which has The of BHP Boards Group of Limited BHP Group and Limited the Board and of BHP BHP Group Group Plc Plc are are identical referred and to as operate the Board. as one. In this Notice, the Board

Notice of Annual General Meeting Notice is given that the 2020 Annual General Meeting of BHP Group Limited (AGM) will be held virtually on Wednesday 14 October 2020, starting at 5pm (Melbourne time). There will not be a physical venue for shareholders to attend. Shareholders may participate in this meeting, ask questions and vote in real time online. Participation options are set out below and further details are available at bhp.com/LimitedAGM. Participation at the AGM: Participating live online Shareholders can view the AGM live, ask questions and cast live votes during the meeting, once they have registered their attendance on the Lumi platform. Computer: enter https://web. the following lumiagm. URL com in your browser:    OR Mobile device: download the dedicated ‘Lumi AGM’ app The meeting ID for the AGM is: 379-893-208 Your username is your Shareholder Reference Number (SRN)/Holder Identification Number (HIN). Your password is your postcode registered on your holding if you are an Australian shareholder. Overseas shareholders should refer to the user guide. Online registration will open at 4pm (Melbourne time) on Wednesday 14 October 2020 (one hour before the meeting). For the best shareholder experience, BHP recommends using a computer to access the    Lumi website. For further details on accessing Lumi and joining the meeting, please refer to bhp.com/LimitedAGM in advance of the meeting. To participate as a shareholder you must be a registered holder of shares as at 7pm (Melbourne time) on Monday 12 October 2020. Guests can also view the AGM live. To register as a guest please refer to the instructions at bhp.com/LimitedAGM. 4 BHP Group Limited Notice of Meeting 2020

Appointed proxies: To receive your username and password to participate in the meeting, please contact Computershare Investor Services on +61 3 9415 4024 (in the hour prior to the meeting starting) to obtain your unique username and password. Questions and comments: Shareholders will have a reasonable opportunity to make comments and ask questions on all the items of business set out in this Notice of Meeting via a live text facility during the meeting (including a reasonable opportunity to ask questions of the auditor). Shareholders are requested to restrict themselves to two questions or comments initially, and further questions will be considered if time permits. Questions and comments may be moderated to avoid repetition and to make them more concise. There may not be sufficient time available to address all of the comments and questions raised. Shareholders may also submit questions in advance of the meeting online at bhp.com/LimitedAGM by Wednesday 7 October. The Chair will endeavour to address the key themes raised during the meeting. Please note that individual responses will not be sent to shareholders. Technical difficulties Technical difficulties may arise during the course of the meeting. The Chair of the meeting has discretion as to whether and how the AGM should proceed if a technical difficulty arises. In exercising this discretion, the Chair of the meeting will have regard to the number of shareholders impacted and the extent to which participation in the business of the meeting is affected. Where the Chair of the meeting considers it appropriate, the Chair of the meeting may continue to hold the meeting and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, shareholders are encouraged to lodge a directed proxy in advance of the meeting even if they plan to attend the meeting online. Shareholders may experience local technical difficulties, such as poor internet connection. Please refer to the user guide at bhp.com/LimitedAGM for advice on optimising the virtual AGM experience. BHP Group Limited Notice of Meeting 2020 5

Notice of Annual General Meeting continued Items of business The following business will be transacted at the AGM: Items 1 to 4 and 9 to 22 will be proposed as ordinary resolutions. Items 5, 6 and 23 will be proposed as special resolutions. Items 7 and 8 will be proposed as non-binding ordinary resolutions. Items 24 and 25 will be proposed as ordinary resolutions. However, Items 24 and 25 will be valid resolutions only if Item 23 is approved by the required majority – that is, the validity of Items 24 and 25 is conditional on Item 23 being passed. The Board recommends that you vote in favour of Items 1 to 22 and against Items 23 to 25. Item 1 Financial Statements and reports To receive the Financial Statements for BHP Group Limited and BHP Group Plc and the reports of the Directors and the Auditor for the year ended 30 June 2020. Item 2 Reappointment of auditor of BHP Group Plc To reappoint Ernst & Young LLP as the auditor of BHP Group Plc. Item 3 Remuneration of auditor of BHP Group Plc To authorise the Risk and Audit Committee to agree the remuneration of Ernst & Young LLP as the auditor of BHP Group Plc. Item 4 General authority to issue shares in BHP Group Plc To authorise the Directors, pursuant to section 551 of the UK Companies Act 2006, to allot shares in BHP Group Plc or to grant rights to subscribe for shares or to convert any security into shares in BHP Group Plc (rights) for the period ending on the later of the conclusion of the Annual General Meeting of BHP Group Plc and the Annual General Meeting of BHP Group Limited in 2021 up to an aggregate nominal amount of US$105,603,590 (provided that this authority will allow BHP Group Plc, before the expiry of this authority, to make offers or agreements that would or might require shares to be allotted or rights to be granted after such expiry and, notwithstanding such expiry, the Directors may allot shares in pursuance of such offers or agreements). 6 BHP Group Limited Notice of Meeting 2020

Item 5 Issuing shares in BHP Group Plc for cash To authorise the Directors, pursuant to sections 570 and 573 of the UK Companies Act 2006, to allot equity securities (as defined in section 560 of the UK Companies Act 2006) for cash and/or to sell or transfer any equity securities that are held by BHP Group Plc as treasury shares pursuant to the authority given by Item 4 as if section 561 of the UK Companies Act 2006 did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities: (a) in connection with a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to (i) holders of ordinary shares on the register on a record date fixed by the Directors in proportion (as nearly as may be practicable) to their respective holdings, and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but in both cases subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with treasury shares, fractional entitlements or securities represented by depositary receipts or having regard to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange in, any territory or otherwise howsoever, (b) otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount of US$52,801,795, and will expire on the later of the conclusion of the Annual General Meeting of BHP Group Plc and the Annual General Meeting of BHP Group Limited in 2021 (provided that this authority will allow BHP Group Plc, before the expiry of this authority, to make offers or agreements that would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot equity securities in pursuance of such offers or agreements) Item 6 Repurchase of shares in BHP Group Plc To generally and unconditionally authorise BHP Group Plc, in accordance with section 701 of the UK Companies Act 2006, to make market purchases (as defined in section 693 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Group Plc (shares) on such terms and in such manner as the Directors may from time to time determine, provided that: (a) the maximum aggregate number of shares hereby authorised to be purchased will be 211,207,180, representing 10 per cent of BHP Group Plc’s issued share capital (b) the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share (c) the maximum price that may be paid for any share is the higher of (i) 5 per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares, and (ii) the higher of the price of the last independent trade and the highest current independent bid for an ordinary share in BHP Group Plc on the trading venues where the market purchases by BHP Group Plc pursuant to the authority conferred by this Item 6 will be carried out (d) the authority conferred by this resolution will, unless renewed prior to such time, expire on the later of the conclusion of the Annual General Meeting of BHP Group Plc and the Annual General Meeting of BHP Group Limited in 2021 (provided that BHP Group Plc may enter into a contract or contracts for the purchase of shares before the expiry of this authority that would or might be completed wholly or partly after such expiry and may make a purchase of shares in pursuance of any such contract or contracts as if the authority conferred hereby had not expired) BHP Group Limited Notice of Meeting 2020 7

Notice of Annual General Meeting continued Item 7 Directors’ Approval of remuneration the Remuneration policy Report other than the part containing the To approve the Remuneration Report for the year ended 30 June 2020 (other than the Directors’ remuneration policy report in section 3.2) as set out in section 3 of the Annual Report 2020. Item 8 Approval of the Remuneration Report To approve the Remuneration Report for the year ended 30 June 2020 as set out in section 3 of the Annual Report 2020. BHP will disregard any vote cast on Items 7 and 8 by or on behalf of a member of BHP’s Key Management Personnel (KMP) named in the Remuneration Report for the year ended    30 June 2020 and their closely related parties (regardless of the capacity in which the vote is cast), or as proxy by a person who is a member of BHP’s KMP on the date of the AGM and their closely related parties. However, votes will not be disregarded if they are cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chair of the meeting pursuant to an express authorisation in the proxy form to exercise the proxy. Item 9 Approval of grant to the Executive Director To approve the grant of awards to the Executive Director, Mike Henry, under the Group’s Cash and Deferred Plan (CDP) and Long-term Incentive Plan (LTIP) as set out in the Explanatory Notes to this Notice of Meeting. BHP will disregard any vote cast in favour of Item 9 by or on behalf of Mike Henry and any of his associates (regardless of the capacity in which the vote is cast), as well as any votes cast as a proxy by a member of BHP’s KMP on the date of the AGM and their closely related parties, unless the vote is cast on Item 9: • as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way • as proxy for a person entitled to vote on the resolution by the Chair of the meeting pursuant to an express authorisation in the proxy form to exercise the proxy as the Chair decides, or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting and is not an associate of a person excluded from voting on the resolution, and the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way 8 BHP Group Limited Notice of Meeting 2020

Item 10 Approval of leaving entitlements To approve, for all purposes, including sections 200B and 200E of the Australian Corporations Act 2001 (Cth) (Corporations Act), the giving of benefits to any current or future holder of a managerial or executive office in BHP Group Limited or a Group entity to which sections 200B and 200E of the Corporations Act apply, in connection with the person ceasing to hold that office, as set out in the Explanatory Notes to this Notice of Meeting. If any shareholder is a current or potential employee or Director of a Group entity and wishes to preserve their ability to receive benefits under this approval, then that shareholder and their associates should not vote on the resolution. Further, BHP will disregard any vote cast as a proxy on Item 10 by a member of BHP’s KMP on the date of the AGM and their closely related parties, unless the vote is cast on Item 10 as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chair of the meeting pursuant to an express authorisation to exercise the proxy. Items 11 to 22 Election of Directors Xiaoqun Clever, Gary Goldberg, Mike Henry, Christine O’Reilly and Dion Weisler are seeking election by shareholders for the first time, having each been appointed a Director after the 2019 Annual General Meetings. The remaining Directors named below retire under the Board’s policy on annual election and, being eligible, submit themselves for re-election. Item 11 To elect Xiaoqun Clever as a Director of BHP. Item 12 To elect Gary Goldberg as a Director of BHP. Item 13 To elect Mike Henry as a Director of BHP. Item 14 To elect Christine O’Reilly as a Director of BHP. Item 15 To elect Dion Weisler as a Director of BHP. Item 16 To re-elect Terry Bowen as a Director of BHP. Item 17 To re-elect Malcolm Broomhead as a Director of BHP. BHP Group Limited Notice of Meeting 2020 9

Notice of Annual General Meeting continued Item 18 To re-elect Ian Cockerill as a Director of BHP. Item 19 To re-elect Anita Frew as a Director of BHP. Item 20 To re-elect Susan Kilsby as a Director of BHP. Item 21 To re-elect John Mogford as a Director of BHP. Item 22 To re-elect Ken MacKenzie as a Director of BHP. Items 23 to 25 are not endorsed by the Board: Shareholders of BHP Group Limited representing approximately 0.01 per cent of the shares on issue in BHP Group Limited (and approximately 0.006 per cent of the shares on issue in the combined BHP Group) have proposed the resolutions set out at Items 23 to 25 for the BHP Group Limited AGM under section 249N of the Australian Corporations Act. No equivalent resolutions have been proposed by shareholders in BHP Group Plc. Nonetheless, and consistent with the Dual Listed Company structure and the Articles of Association of BHP Group Plc, the Board is including the requisitioned resolutions as additional resolutions on the agenda of business for the BHP Group Plc AGM. Item 23 Amendment to the Constitution of BHP Group Limited To amend the constitution to insert a new clause 46: Member resolutions at general meeting The shareholders in general meeting may by ordinary resolution express an opinion, ask for information, or make a request, about the way in which a power of the company partially or exclusively vested in the directors has been or should be exercised. However, such a resolution must relate to an issue of material relevance to the company or the company’s business as identified by the company, and cannot either advocate action which would violate any law or relate to any personal claim or grievance. Such a resolution is advisory only and does not bind the directors or the company. Note: This resolution has been proposed by shareholders underThe section Board 249N recommends of the Australian that Corporations Act. The resolution is not endorsed by the Board. shareholders vote against Item 23 for the reasons set out in the Explanatory Notes to this Notice of Meeting. The Chair of the Meeting intends to vote undirected proxies against Item 23. 10 BHP Group Limited Notice of Meeting 2020

Item 24
Cultural heritage protection

Recognising that legislative review processes are underway in relation to the extent of Indigenous cultural heritage protections in Australia, in order to manage immediate risks to cultural heritage and shareholder value, shareholders recommend that our company take the following interim steps, until such time that relevant laws are strengthened:

a. adopt a moratorium on undertaking activities which would disturb, destroy or desecrate cultural heritage sites in Australia, to be reviewed annually by the Board;

b. commit to non-enforcement of any relevant contractual or other provisions that limit the ability of Aboriginal and Torres Strait Islander Traditional Owners to speak publicly about cultural heritage concerns on their land; and

c. disclose its expectations in relation to any lobbying on cultural heritage issues by any industry association of which it is a member.

Nothing in this resolution should be read as limiting the Board's discretion to take decisions in the best interests of our company.

Note: This resolution has been proposed by shareholders under section 249N of the Australian Corporations Act. The resolution is not endorsed by the Board. ***The Board recommends that shareholders vote against Item 24*** *for the reasons set out in the Explanatory Notes to this Notice of Meeting. The Chair of the Meeting intends to vote undirected proxies* ***against*** *Item 24.*

Item 25
Lobbying related to COVID-19 recovery

Shareholders request that the Board undertake, as soon as practicable, a review of advocacy activities undertaken by our company's Industry Associations relating to economic stimulus measures in response to COVID-19.

Shareholders recommend that our company suspend, for a period deemed suitable by the Board, membership of Industry Associations where the review demonstrates, on balance, a record of advocacy inconsistent with the Paris Agreement's goals[(1)].

Nothing in this resolution should be read as limiting the Board's discretion to take decisions in the best interests of our company.

Note: This resolution has been proposed by shareholders under section 249N of the Australian Corporations Act. The resolution is not endorsed by the Board. ***The Board recommends that shareholders vote against Item 25*** *for the reasons set out in the Explanatory Notes to this Notice of Meeting. The Chair of the Meeting intends to vote undirected proxies* ***against*** *Item 25.*

(1) 'Lobbying positively in line with the Paris Agreement' is Principle 1 of the Investor Principles on Lobbying, set out in IIGCC's *European Investor Expectations on Corporate Lobbying on Climate Change*, October 2018. https://www.iigcc.org/download/investor-expectations-on-corporate-lobbying/?wpdmdl=1830&refresh=5d52233df01791565664061

Notice of Annual General Meeting
Participation details
Explanatory Notes
Voting
Accessing information on BHP

BHP Group Limited Notice of Meeting 2020 11

Explanatory Notes The Explanatory Notes that follow form part of the Notice of Meeting and provide important information regarding the items of business to be considered at the Annual General Meeting (AGM). Your vote is important. By voting, you are involved in the future of BHP. Business Items 1 to 4 and 9 to 22 will be proposed as ordinary resolutions. Items 5, 6 and 23 will be proposed as special resolutions. Items 7 and 8 will be proposed as non-binding ordinary resolutions. Items 24 and 25 will be proposed as ordinary resolutions. However, Items 24 and 25 will be valid resolutions only if Item 23 is approved by the required majority – that is, the validity of Items 24 and 25 is conditional on Item 23 being passed. The Board recommends that you vote in favour of Items 1 to 22 and against Items 23 to 25. All items of business at the AGM are joint electorate actions. The voting procedure explained on pages 45 to 48 ensures that both BHP Group Plc and BHP Group Limited shareholders can vote on these matters. Item 1 Financial Statements and reports The laws in Australia and the United Kingdom require Directors to lay before the AGM the financial report (or statements) and the reports of the Directors and the Auditor for the year. In accordance with BHP’s approach to corporate governance, shareholders in each of BHP Group Limited and BHP Group Plc are being asked to receive the reports and accounts of both companies. In the interests of simplicity, one resolution is proposed in respect of the reports and accounts for both BHP Group Limited and BHP Group Plc, as the accounts for the Group as a whole are presented in the Annual Report 2020. Item 2 Reappointment of auditor of BHP Group Plc The law in the United Kingdom requires shareholders to approve the appointment of a company’s auditor each year. The appointment runs until the conclusion of next year’s AGMs. EY replaced KPMG as the sole auditor of BHP Group Limited and BHP Group Plc for the financial year commencing on 1 July 2019. Shareholders approved EY’s appointment at the 2019 AGMs. The law in Australia does not require a similar annual reappointment of an auditor by shareholders. A resolution to reappoint the auditor of BHP Group Limited has, therefore, not been proposed. 12 BHP Group Limited Notice of Meeting 2020

Item 3 Remuneration of auditor of BHP Group Plc The law in the United Kingdom requires shareholders to either agree the remuneration of the auditor or authorise the company’s directors to do so. In accordance with these requirements, shareholders are asked to authorise the Risk and Audit Committee of the Board to determine the remuneration of the auditor of BHP Group Plc. The law in Australia does not impose the same requirement. A resolution in respect of the remuneration of the auditor of BHP Group Limited has, therefore, not been proposed. Item 4 General authority to issue shares in BHP Group Plc The law in the United Kingdom (section 551 of the UK Companies Act 2006) requires the Directors to be authorised in order to issue shares and other equity securities. Shareholders are asked to renew the general authority of the Directors to issue shares and other equity securities in BHP Group Plc. The proposed authority would permit the Directors to allot shares with an aggregate nominal value of US$105,603,590. This amount: • represents approximately 4.18 per cent of the total combined issued ordinary share capital of BHP Group Plc and BHP Group Limited (or 10 per cent of the total issued ordinary share capital of BHP Group Plc) as at 11 September Latest 2020, Practicable being the latest practicable date before publication of this Notice of Meeting (the Date) • is considerably lower than the maximum limit specified in the guidelines of major shareholder associations in the United Kingdom – the Investment Association and the Pensions and Lifetime Savings Association permit a maximum limit of one-third of the issued share capital or two-thirds in the case of a pre-emptive rights issue • is considerably lower than the authority granted until the 2013 AGMs (a limit representing approximately 25 per cent was sought and approved until 2013, but the limit requested was reduced in 2014 to 10 per cent of the total issued ordinary share capital of BHP Group Plc, and this lower limit has been sought annually since then). The Board considers that this lower limit strikes the appropriate balance between market practice in South Africa (where investors expect a significantly lower limit on the general authority to issue shares than is acceptable in the United Kingdom) and ensuring that sufficient capacity is retained to finance business opportunities that may arise during the year • is subject to the lower limit specified in Item 5 where shares are issued for cash on a non-pre-emptive basis This authority will expire at the conclusion of the BHP AGMs in 2021. The Directors have no present intention to issue shares under this authority. No shares were issued under the similar authority granted by shareholders at last year’s AGMs. As at the Latest Practicable Date, BHP Group Plc had 2,112,071,796 ordinary shares on issue and the total combined ordinary share capital of BHP Group Plc and BHP Group Limited was 5,057,923,190 ordinary shares. The law in Australia does not impose the same requirement. A resolution in respect of the issue of securities in BHP Group Limited has, therefore, not been proposed. BHP Group Limited Notice of Meeting 2020 13

Explanatory Notes continued Item 5 Issuing shares in BHP Group Plc for cash The law in the United Kingdom (section 561 of the UK Companies Act 2006) requires the Directors to be authorised in order to issue ordinary shares and other equity securities and sell treasury shares in BHP Group Plc, for cash, without first offering them to existing shareholders in proportion to their holdings. Shareholders are asked to renew this authority of the Directors. Paragraph (a) of Item 5 authorises the Board to issue shares and sell treasury shares for cash in connection with a rights issue or other pre-emptive offer. Paragraph (b) of Item 5 authorises the Board to make other types of share issues (and sales of treasury shares, if any) for cash – for example, placements to people who are not currently shareholders. However, this authority in paragraph (b) is limited to shares with an aggregate nominal value of US$52,801,795. This • amount: represents approximately 2 per cent of the total combined issued ordinary share capital of BHP Group Plc and BHP Group Limited (or 5 per cent of the total issued ordinary share capital • of BHP Group Plc) as at the Latest Practicable Date is lower than the limit set out in the Statement of Principles of the UK Pre-Emption Group, which reflect the views of The Investment Association and the Pensions and Lifetime Savings Association. This authority will expire at the conclusion of the BHP AGMs in 2021. The Directors confirm their intention to follow the UK Pre-Emption Group’s Statement of Principles regarding usage of the paragraph (b) authority so that cumulative usage in excess of 7.5 per cent of the total issued share capital of BHP Group Plc (excluding treasury shares) within a rolling three-year period should not take place without prior consultation with shareholders. The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs. The law in Australia does not impose the same requirement. A resolution in respect of the issue of securities in BHP Group Limited has, therefore, not been proposed. 14 BHP Group Limited Notice of Meeting 2020

Item 6 Repurchase of shares in BHP Group Plc The law in the United Kingdom (section 701 of the UK Companies Act 2006) permits a company to make a market purchase of its own shares only if shareholders have passed an authorising resolution. Shareholders are asked to renew BHP Group Plc’s authority to buy back its own shares. The renewal of the authority being sought will expire at the conclusion of the BHP AGMs in 2021. Shareholders are asked to consent to the purchase by BHP Group Plc of up to a maximum of 211,207,180 ordinary shares, which represent 10 per cent of BHP Group Plc’s issued share capital as at the Latest Practicable Date. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase, and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50. If the authority is exercised, shares in BHP Group Plc could be bought back by BHP Group Plc directly. Alternatively, they could be purchased on-market by BHP Group Limited and subsequently transferred to BHP Group Plc for no consideration, following which BHP Group Plc would cancel those shares. The impact on the Group’s cash, gearing and interest levels would be the same for both alternatives. The aggregate number of BHP Group Plc ordinary shares that would be acquired (whether by way of direct market purchases by BHP Group Plc or by way of the alternative mechanism described above) would not exceed the maximum number of BHP Group Plc ordinary shares for which the buy-back authority is sought under Item 6 and the same maximum and minimum prices would apply to any purchases of BHP Group Plc shares by BHP Group Limited that are transferred to BHP Group Plc for cancellation. As at the Latest Practicable Date, there were options and other awards under employee share plans outstanding to subscribe for 354,947 shares in BHP Group Plc. If exercised in full, these would represent 0.02 per cent of the issued share capital of BHP Group Plc as at the Latest Practicable Date. If the authority to buy back shares under Item 6 were exercised in full (or the maximum number of ordinary shares in respect of which the authority is given were acquired by the alternative mechanism described above, or by a combination of direct market purchases and the use of such mechanism), these options or other awards would, on exercise, represent 0.02 per cent of the issued share capital of BHP Group Plc, net of the shares bought back. The UK Companies Act 2006 enables companies in the United Kingdom to hold any of their own shares they have purchased as treasury shares with a view to possible resale at a future date, rather than cancelling them. If BHP Group Plc was to exercise its buy-back authority, it may decide to hold, as treasury shares, any shares bought back by it. This would provide BHP Group Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP employee share schemes. Any shares acquired by BHP Group Plc under the alternative mechanism described above would not be treated as treasury shares. BHP Group Plc currently holds no treasury shares. The authority conferred by this item would be exercised only after considering the effects on earnings per share and the benefits for shareholders in BHP Group Plc and BHP Group Limited generally. There is currently no intention to exercise this authority. The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs. The law in Australia does not impose the same requirement. A resolution in respect of the buy back of securities in BHP Group Limited has, therefore, not been proposed. BHP Group Limited Notice of Meeting 2020 15

Explanatory Notes continued Item 7 the Approval Directors’ of the remuneration Remuneration policy Report other than the part containing Item 7 is an ordinary resolution required under UK law and is an advisory vote. The resolution is to approve the Remuneration Report for the year ended 30 June 2020, as set out in section 3 of the Annual Report 2020, other than the part containing the Directors’ remuneration policy report in section 3.2 of the Annual Report 2020. The UK Companies Act 2006 requires the Remuneration Report to be split into a Directors’ remuneration policy report and a Directors’ annual report on remuneration. The Directors’ remuneration policy report is required to be put to a shareholder vote at least once every three years, or sooner if any changes to the Directors’ remuneration policy are proposed. The Directors’ remuneration policy report was approved by shareholders at the 2019 AGMs and remains unchanged. BHP’s remuneration policy will be put to shareholders again no later than at the 2022 AGMs. Item 8 Approval of the Remuneration Report Item 8 is an ordinary resolution required under Australian law and is an advisory vote. For Australian law purposes, the Remuneration Report for the year ended 30 June 2020 comprises the whole of section 3 of the Annual Report 2020 and is available at bhp.com. Item 9 Approval of grant to the Executive Director It is proposed that Mike Henry, the Executive Director of BHP, be awarded securities under the Group’s incentive plans. If Item 9 is approved by shareholders, the awards will be made under the Cash and Deferred Plan (CDP) and Long-Term Incentive Plan (LTIP) on the terms set out in the Directors’ remuneration policy previously approved by shareholders at the 2019 AGMs. Each award under the CDP and LTIP is a conditional right to one ordinary fully paid share in BHP Group Limited, subject to meeting the applicable service and/or performance conditions. Under the Australian Securities Exchange (ASX) Listing Rules, shareholder approval is required for an issue of BHP Group Limited securities to Directors. Approval is not required where the terms of the scheme under which the grants are made require that the underlying shares are purchased on-market. The terms applying to Mr Henry’s awards (comprising the terms of grant and the applicable plan rules) require that the underlying shares are purchased on-market, and so shareholder approval under the ASX Listing Rules is not being sought. In addition, there is no requirement under UK law or the UK Financial Conduct Authority’s Listing Rules to obtain shareholder approval for the specific issue of BHP Group Plc securities to a Director on the terms proposed. Although it is not required to do so, the Board is seeking shareholder approval for the acquisition of securities under the Group’s CDP and LTIP by Mr Henry as a matter of good governance. 16 BHP Group Limited Notice of Meeting 2020

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(a) **CDP awards**: The Board, on the advice of the Remuneration Committee, is proposing a grant of 44,348 CDP two-year awards and a grant of 44,348 CDP five-year awards to Mr Henry.

Value of the CDP awards: Mr Henry's performance was tested against his predetermined CDP performance conditions for the year ended 30 June 2020 and the Board determined that the value earned by Mr Henry for his FY2020 CDP award is US$3,225,600[(1)]. As per the terms of the CDP one-third will be paid in cash in September 2020, one-third granted as two-year deferred shares and one-third granted as five-year deferred shares; with the vesting of the five-year deferred shares to be underpinned by a five-year holistic review of performance.

How the number of rights was calculated: The actual number of rights granted to Mr Henry was calculated using the following formula: The maximum value of the CDP award (being US$1,075,200 for the two-year deferred shares and US$1,075,200 for the five-year deferred shares) was *multiplied* by the US$/A$ exchange rate, being the average exchange rate over the 12 months up to and including 30 June 2020, to convert the award value into Australian dollars. This amount was then *divided* by the average daily closing price of BHP Group Limited shares traded on the ASX over the 12 months up to and including 30 June 2020, and rounded down to the nearest whole number of rights.

(b) **LTIP awards**: The Board, on the advice of the Remuneration Committee, is proposing a grant of 140,239 LTIP awards with a face value equal to 200 per cent of Mr Henry's annual base salary (i.e. US$1,700,000 x 200 per cent = US$3,400,000).

How the number of rights was calculated: The actual number of rights proposed to be granted to Mr Henry was calculated using the following formula: The maximum value of the LTIP award (being US$3,400,000) was *multiplied* by the US$/A$ exchange rate, being the average over the 12 months up to and including 30 June 2020, to convert the award value into Australian dollars. This amount was then *divided* by the average daily closing price of BHP Group Limited shares traded on the ASX over the 12 months up to and including 30 June 2020, and rounded down to the nearest whole number of rights.

The face value of US$3,400,000 was determined with the input of the Remuneration Committee's independent adviser and through an analysis of Mr Henry's total target remuneration, as assessed by reference to a number of factors, including the extent to which the total remuneration is appropriate for Mr Henry's role and the extent to which it is market competitive.

(c) There is no cost payable by Mr Henry and no loan made by BHP to Mr Henry in relation to the grant of the CDP or LTIP awards or the allocation of shares on vesting of the awards. The awards will not have an exercise price and accordingly do not raise capital.

(d) Mr Henry is the only current Director (or associate of a Director) entitled to participate in the CDP and the LTIP in the year ended 30 June 2020. Details of Mr Henry's current total remuneration package are contained in BHP's Remuneration Report which is set out in section 3 of the Annual Report 2020.

(e) 184,887 rights have been granted to Mr Henry under the CDP (including, in its previous format, the Short-Term Incentive Plan) (at no cost) as prior year short-term incentives and 1,221,940 rights have been granted to Mr Henry under the LTIP (at no cost) as prior year long-term incentives.

(f) The CDP and LTIP awards that are the subject of this approval will be granted to Mr Henry following the AGMs, and in any event prior to October 2023. Details of the CDP and LTIP awards granted to Mr Henry will be published in the Annual Report 2021.

For information on the CDP and LTIP, refer to section 3 of the Annual Report 2020 available at bhp.com. The LTIP rules are also available at bhp.com.

(1) The total value earned by Mr Henry under the CDP for the year ended 30 June 2020 is the combined amount earned for performance in his role as Executive Director and CEO from 1 January to 30 June 2020 of US$1,958,400 and in his role as President Minerals Australia from 1 July to 31 December 2019 of US$1,267,200.

BHP Group Limited Notice of Meeting 2020 17

Explanatory Notes continued Item 10 Approval of leaving entitlements Reason for seeking shareholder approval Australian law restricts the benefits that can be given, without shareholder approval, to individuals who hold a managerial or executive office on cessation of their employment or retirement from office with BHP Group Limited or another Group entity to which sections 200B and 200E of the Corporations Act apply. Shareholder approval was last obtained at the 2017 AGMs. Item 10 seeks to refresh approval for the leaving entitlements that are potentially payable, as described below. This approval is in relation to BHP’s stated remuneration policy and existing commitments. It seeks to preserve the discretion of the Board and Remuneration Committee to determine the most appropriate leaving package under the relevant employment agreements, incentive plans and retirement plans. The remuneration policy for KMP, including an explanation of potential leaving entitlements, has been included in BHP’s Remuneration Report for many years. The Remuneration Report has been voted on by shareholders at previous AGMs and has consistently received strong support from shareholders and other key stakeholders. BHP’s policy in relation to leaving entitlements is to treat departing employees and KMP appropriately and in accordance with applicable laws, market practice and Company policy. To assist BHP meet this policy objective, the Board considers it prudent to seek shareholder approval in respect of the potential leaving entitlements or benefits payable to any current or future employees who are members of BHP’s KMP (which includes Executive KMP and Directors of BHP) at the time of cessation of their employment or at any time in the three years prior to cessation of their employment, as outlined in these Explanatory Notes. Approval is also sought in relation to potential leaving entitlements for employees who are not KMP but who are directors of a Group entity to which sections 200B and 200E of the Corporations Act apply (Subsidiary Directors). As employees who fall within this category are sometimes based in foreign jurisdictions where the local requirements, policies and practices in relation to leaving entitlements are very different to those of Australia, the Board considers it appropriate and prudent to also seek shareholder approval in respect of the potential leaving entitlements or benefits payable to any current or future employees who are Subsidiary Directors at the time of cessation of their employment or at any time in the three years prior to cessation of their employment, as outlined in these Explanatory Notes. Approval is being sought for the following benefits or entitlements Shareholder approval is being sought for the purposes of sections 200B and 200E of the Corporations Act for any ‘termination benefits’ that may be provided to KMP or Subsidiary Directors. Shareholders are not being asked to approve any change or increase in the remuneration or benefits or entitlements for KMP or Subsidiary Directors, or any variations to the existing discretions of the Board, Remuneration Committee and Executive Leadership Team (ELT). The potential leaving entitlements that may become payable to KMP and Subsidiary Directors and the discretions that may be exercised in respect of these are summarised in Appendix 1. Generally, these are benefits or entitlements arising under: • the relevant employment or service agreement • BHP’s incentive plans • defined contribution plans, defined benefit plans and other retirement plans • local laws, policy and practice If shareholder approval is obtained, the Board intends that no other leaving entitlements will be provided to KMP or Subsidiary Directors in connection with their ceasing to hold a managerial or executive office, other than those within the scope of this approval or which are otherwise able to be provided without requiring approval under section 200B and 200E of the Corporations Act. 18 BHP Group Limited Notice of Meeting 2020

The value of the benefits or entitlements The amount and value of the leaving entitlements being approved is the maximum potential benefit that could be provided for each of the categories described in Appendix 1. Approval of these leaving entitlements does not guarantee that any specific individual will receive them. The amount and value of the leaving benefits or entitlements that may be provided cannot be ascertained in advance, however the manner in which the amount is to be calculated and any matters, events and circumstances that will, or are likely to, affect the calculation of the amount and value is set out in Appendix 2. Approval is sought for a three year period If shareholder approval is obtained, it will be effective from the date the resolution is passed until • the conclusion of the 2023 AGMs. That is, shareholder approval will be effective: if the Board, Remuneration Committee or ELT exercises certain discretions under BHP’s • incentive plans (refer to Appendix 1) in relation to any equity awards (including conditional rights, options and shares) granted • under BHP’s incentive plans, and/or if the member of the KMP or a Subsidiary Director ceases to hold office during the period beginning at the conclusion of the AGMs in 2020 and expiring at the conclusion of the AGMs in 2023. If considered appropriate, the Board may seek a further shareholder approval at the AGMs in 2023. It can be reasonably anticipated that the relevant employment agreements, incentive plans and retirement plans will be amended (or replaced) from time to time in line with market practice and changing governance standards and, where relevant, changes in relation to KMP that will be reported in the Remuneration Report. However, it is intended that this approval will remain valid for as long as the relevant agreements, incentive plans and retirement plans applying to the KMP or Subsidiary Directors’ provide for the entitlements, exercise of discretions and treatments on cessation of holding office as set out in Appendix 1. BHP Group Limited Notice of Meeting 2020 19

Explanatory Notes continued Items 11 to 22 Election of Directors The Boards of BHP Group Limited and BHP Group Plc must be identical and operate as one. In the interests of simplicity, one resolution is proposed in respect of the election of each candidate to both the Board of BHP Group Limited and to the Board of BHP Group Plc. Accordingly, in each resolution, reference to ‘BHP’ is a reference to both BHP Group Limited and BHP Group Plc. The resolution to appoint each candidate is proposed as a separate resolution. Under the Constitution of BHP Group Limited and the Articles of Association of BHP Group Plc, at least one-third of Directors must retire (and may seek re-election) at each AGM. However, taking account of the recommendations in the UK Corporate Governance Code, the Board has adopted a policy under which all Directors seek re-election annually. All current Directors are retiring and are offering themselves for re-election, with the exception of Shriti Vadera who will not seek re-election at this year’s AGMs. In addition, each of the following Directors are seeking election by shareholders for the first time, having each been appointed a Director with effect from the corresponding date set out below. Director Effective date of appointment Xiaoqun Clever 1 October 2020 Gary Goldberg 1 February 2020 Mike Henry 1 January 2020 Christine O’Reilly 12 October 2020 Dion Weisler 1 June 2020 The Board annually reviews the performance of each Director seeking re-election at the AGMs, with assistance from the Nomination and Governance Committee. The review is designed to assess the effectiveness of each person. All Directors seeking re-election at the 2020 AGMs contributed to the review of every other Director during the year. The Nomination and Governance Committee has also reviewed the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender represented on the Board. In addition, the Chair, drawing on guidance from the Remuneration Committee, led an evaluation of the performance of the Chief Executive Officer (CEO) on behalf of all Non-executive Directors. The criteria used to assess the CEO’s performance are set out in sections 2.14 and 3 of the Annual Report. On the basis of these reviews and for the reasons outlined below in relation to each Director, the Board considers that all Directors seeking re-election demonstrate commitment to their role, that the contribution of each Director is, and continues to be, important to BHP’s long-term sustainable success, and that the Board as a whole has an appropriate mix of skills, backgrounds, knowledge, to shareholders experience the re-election and diversity of all to retiring operate Directors effectively. who Accordingly, offer themselves the Board for re-election. recommends The Board also recommends to shareholders the election of Xiaoqun Clever, Gary Goldberg, Mike Henry, Christine O’Reilly and Dion Weisler. Prior to the appointment of each Non-executive Director, BHP undertook appropriate background and experience checks. All Non-executive Directors are considered by the Board to be independent, on the basis that they are independent in character and judgement and free from any business or other relationship that could materially interfere with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors in section 2.9. The biographical details, skills and experience of each of the Directors standing for election or re-election are set out below and in section 2.2.1 of the Annual Report. 20 BHP Group Limited Notice of Meeting 2020

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Item 11

Xiaoqun Clever Diploma in Computer Science and International Marketing, MBA, 50

Ms Clever has over 20 years' experience in technology with a focus on software engineering, data and analytics, cyber security and digitalisation. She held various roles with SAP SE from 1997 to 2013, including Chief Operating Officer of Technology and Innovation, Senior Vice-President of Design and New Applications and Executive Vice-President and President of Labs in China. Since 2014, Ms Clever has held senior roles at Ringier AG and ProSiebenSat.1 Media SE as Chief Technology Officer.

Ms Clever has extensive global experience in the technology sector, including in China, which will enable her to make significant contributions in relation to BHP's strategy and risk management. Ms Clever currently serves on the board of Capgemini SE, Infineon Technologies AG, and Amadeus IT Group SA.

Ms Clever's appointment as a Director of BHP will take effect from 1 October 2020, and she will join the Risk and Audit Committee.

Ms Clever says: *As a leading global resources company, BHP's enviable combination of outstanding assets, a clear strategy, operational excellence and committed leadership makes it well placed to create long-term value. With my many years of operational and change management experience in the technology and media sector, and particular focus on data and analytics, cyber security and digitalization, I believe I can, together with the Board, meaningfully contribute to BHP's purpose of 'bringing people and resources together to build a better world'. My multi-cultural background, global executive and non-executive experience, and international network in the digital community, position me well to make a valuable contribution to both strategic direction and risk management. I look forward to joining the BHP Board.*

The Board recommends the election of Ms Clever.

Item 12

Gary Goldberg BS, MBA, 61

Mr Goldberg has over 35 years' global executive experience, including deep expertise in mining, strategy, risk, commodity value chain, capital allocation discipline and public policy. He was the Chief Executive Officer of one of the world's largest gold producers, Newmont Corporation, from 2013 until October 2019, with responsibility for Newmont's 37,000 employees and contractors, and operations in United States, Australia, Argentina, Canada, Dominican Republic, Mexico, Peru, Ghana and Suriname. Prior to joining Newmont, Mr Goldberg was President and Chief Executive Officer of Rio Tinto Minerals, and served in executive leadership roles in Rio Tinto's coal, gold, copper and industrial minerals businesses.

Mr Goldberg is the former Vice Chair of the World Gold Council and the former Treasurer of the International Council on Mining and Metals, and previously served as Chair of the National Mining Association in the United States from 2008 to 2010. Mr Goldberg also has non-executive director experience, having previously served on the board of Port Waratah Coal Services Limited and Rio Tinto Zimbabwe.

Mr Goldberg has been a Director of BHP since February 2020, and is a member of the Remuneration Committee and the Sustainability Committee.

Mr Goldberg says: *BHP's strategy is to have the best capabilities, best commodities and best assets to create long-term value and high returns, and is underpinned by its strong commitment to sustainability and creating social value for all of its stakeholders. My 35 years' executive experience in areas including strategy, risk, commodity value chain, capital allocation discipline and public policy enable me to make a valuable contribution to Board and Committee decision-making. I have a particular focus on safety, sustainable development and profitable growth, and my extensive experience in the global resources sector positions me well to complement the existing skills and experience on the Board.*

The Board recommends the election of Mr Goldberg.

BHP Group Limited Notice of Meeting 2020 21

Explanatory Notes continued

Item 13

Mike Henry BSc (Chemistry), 54

Mr Henry became CEO and Executive Director of BHP in January 2020. His focus is on growing financial and social value for the company through the safe and sustainable delivery of operational excellence and a future-facing portfolio.

Mr Henry has over 30 years' experience in minerals and petroleum in a global career spanning Australia, Asia, the Americas and Europe. He has held roles accountable for operations, marketing and trading, procurement, business development, strategy, technology, capital projects and health, safety, environment and community.

Prior to being appointed CEO, Mr Henry was responsible for leading BHP's Minerals Australia business of 40,000 people across six assets, with revenues of US$29 billion, EBITDA of US$16 billion and capital spend of US$3 billion.

Mr Henry says: *It is a privilege to have been appointed to lead BHP. This is a great company with a noble purpose and so much potential. I am as energised today by what the future holds for this company as I was when I joined BHP in 2003. BHP is remarkably different today than it was then, but what has remained constant is our strong grounding in values, our great people and our willingness to innovate, reinvent and boldly take on new challenges. Coupled with our financial and operational discipline, these qualities help to position BHP for a world that is uncertain and changing. We will have a continued focus on building capability, culture and strong relationships. We will be commercially agile and will secure options in commodities the world needs in the future. Together, these will continue to grow returns and value for all those who depend on BHP. The multi-disciplinary experience I have built over 30 years in the global resources industry, my demonstrated capacity to build effective relationships with stakeholders, and my deep belief in people position me well to lead BHP.*

The Board recommends the election of Mr Henry.

Item 14

Christine O'Reilly BBus, 59

Ms O'Reilly has extensive experience in both executive and non-executive roles with deep financial and public policy expertise, as well as valuable experience in large-scale capital projects and transformational strategy.

Ms O'Reilly has over 30 years' executive experience in the financial and infrastructure sectors, including as the Chief Executive Officer of the GasNet Australia Group and as Co-Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management.

Ms O'Reilly is currently a Non-executive Director of CSL Limited, Stockland Limited, Medibank Private Limited and the Transurban Group. She is also a Non-executive Director of Baker Heart and Diabetes Institute and was previously a Non-executive Director of Energy Australia Holdings Limited. Ms O'Reilly will retire from the Boards of Transurban Group and CSL Limited at the conclusion of each of their 2020 Annual General Meetings.

Ms O'Reilly's appointment as a Director of BHP will take effect from 12 October 2020, and she will join the Remuneration Committee and the Risk and Audit Committee.

Ms O'Reilly says: *BHP is a highly regarded global company working in a complex and changing geopolitical and regulatory environment. My financial, operational and public policy expertise will enable me to contribute to Board discussions as the Company navigates through this environment. My breadth of experience in both executive and non-executive roles across a number of sectors has equipped me with insights and perspectives which will enable me to make a valuable contribution to the Board, and the Remuneration and Risk and Audit Committees.*

The Board recommends the election of Ms O'Reilly.

22 BHP Group Limited Notice of Meeting 2020

Item 15 Dion Weisler BAppSc (Computing), HonLLD, 53 Mr Weisler has extensive global executive experience, including in chief executive officer and operational roles. In particular, he has valuable transformation and commercial experience in the global information technology sector, a focus on capital discipline, as well as perspectives on current and emerging ESG issues. Mr Weisler served as the President and Chief Executive Officer of HP Inc. from 2015 to 2019, and as a Director and Senior Executive Adviser until May 2020. Prior to joining HP in 2012, he held a number of senior executive roles at Lenovo Group Limited, including as Vice President and Chief Operating Officer of the Product and Mobile Internet Digital Home Groups, and as Vice President and General Manager, South East Asia. He also has experience at Telstra Corporation as the General Manager Conferencing and Collaboration, and from 1987 to 2001 held various positions at Acer Inc., including as Managing Director, Acer UK. Mr Weisler is currently a Non-executive Director of Thermo Fisher Scientific Inc. and Intel Corporation. Mr Weisler has been a Director of BHP since June 2020, and is a member of the Remuneration Committee. Mr Weisler says: As one of the world’s leading resources companies, BHP operates in a dynamic and challenging global environment. My executive experience in the global technology sector combined with my transformation and commercial experience enables me to make a meaningful contribution to the Board. As a former CEO, I have a strategic approach, with a focus on capital discipline, as well as a strong appreciation for environmental and governance issues. I have executive and non-executive experience with remuneration committees, which positions me well as a member of the BHP Remuneration Committee. The Board recommends the election of Mr Weisler. Item 16 Terry Bowen BAcct, FCPA, MAICD, 53 Mr Bowen is currently the Chair of the Operations Group at BGH Capital, and a Non-executive Director of Transurban Group. Previously, Mr Bowen served as Managing Partner and Head of Operations at BGH Capital. He served as an Executive Director and Finance Director of Wesfarmers Limited from 2009 to 2017, which included chairing a number of Wesfarmers’ operating divisions. Prior to this, Mr Bowen held various senior executive roles within Wesfarmers, including as Finance Director of Coles, Managing Director of Industrial and Safety and Finance Director of Wesfarmers Landmark. Prior to his time at Wesfarmers, he served in various financial roles in several leading companies in Australia. Mr Bowen is a former Director of Gresham Partners and past President of the National Executive of the Group of 100 Inc. He has significant executive experience across a range of diversified industries. He has deep financial expertise, and extensive experience in capital allocation discipline, commodity value chains and strategy. Mr Bowen has been a Director of BHP since October 2017, and is Chair of the Risk and Audit Committee. Mr Bowen says: BHP is a tremendous company with world-class assets, strong leadership and the ability to create significant value for shareholders. My 25 years of leadership experience in financial, strategic and operational areas across a broad range of industries and complex operations provides me with capital allocation discipline, commodity value chain expertise and strategic experience. Such experience positions me well to contribute to Board decisions to optimise opportunities for BHP, and my financial and risk experience is critical to the important work of the Risk and Audit Committee. The Board recommends the re-election of Mr Bowen. BHP Group Limited Notice of Meeting 2020 23

Explanatory Notes continued Item 17 Malcolm Broomhead AO MBA, BE, FAICD, 68 Mr Broomhead is the current Chairman of Orica Limited (a global mining services and chemicals company) and was Orica’s Managing Director and Chief Executive Officer from 2001 until September 2005. Prior to joining Orica, he held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity. Mr Broomhead has extensive experience as a Non-executive Director of global organisations, and as a chief executive of large global industrial and mining companies. Mr Broomhead has a broad strategic perspective and understanding of the long-term cyclical nature of the resources industry and commodity value chains, with proven health, safety and environment, and capital allocation performance. Mr Broomhead has been a Director of BHP since March 2010, and is a member of the Sustainability Committee and the Nomination and Governance Committee. Mr Broomhead says: BHP is dedicated to the creation of long-term value through the execution of an effective strategy, and the disciplined allocation of capital. My experience as a CEO and Board member of global resource and industrial companies enables me to make a significant contribution to the deliberations of the Sustainability Committee, the Nomination and Governance Committee and the Board, particularly with respect to capital allocation discipline, strategy, commodity value chains and health, safety, environmental and community matters. The Board recommends the re-election of Mr Broomhead. Item 18 Ian Cockerill MSc (Mining and Mineral Engineering), BSc (Hons) (Geology), AMP – Oxford University Templeton College, 66 Mr Cockerill has extensive global mining operational, project and executive experience having initially trained as a geologist. He was formerly the Chief Executive Officer of Anglo American Coal, Chief Executive Officer and President of Gold Fields Limited, and a senior executive with AngloGold Ashanti and Anglo American Group. Mr Cockerill brings deep insight and experience on strategy and risk through his extensive non-executive background. He is currently the Chair of Polymetal International plc and a Non-executive Director of I-Pulse Inc. He has formerly served on the boards of Orica Limited (as a director), BlackRock World Mining Trust (as a director and as Chair) and Ivanhoe Mines Ltd (as Lead Independent Director). Mr Cockerill has been a Director of BHP since April 2019, and is a member of the Risk and Audit Committee and the Sustainability Committee. Mr Cockerill says: BHP is committed to delivering long-term value. BHP’s strategy – to have a combination of the best culture and capabilities, deployed to the best assets in the best commodities – is one that best positions the Group to maximise its creation of long-term value. My extensive global resource experience, both executive and non-executive, enables me to make a significant contribution to the BHP Board and to the Risk and Audit Committee and the Sustainability Committee. The Board recommends the re-election of Mr Cockerill. 24 BHP Group Limited Notice of Meeting 2020

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Item 19

Anita Frew BA(Hons), MRes, Hon DSc, 63

Ms Frew is the Chair of Croda International Plc (a British speciality chemicals company) and, until recently, was the Deputy Chair and Senior Independent Director of Lloyds Banking Group Plc. Prior to this, she was the Chair of Victrex Plc, Senior Independent Director of Aberdeen Asset Management Plc and IMI Plc and a Non-executive Director of Northumbrian Water.

Ms Frew has an extensive breadth of non-executive experience in diverse industries, including chemicals, engineering, industrial and finance. In particular, Ms Frew has valuable insight and experience in the creation of shareholder value, organisational change, mergers and acquisitions, risk and health, safety and environment. She also possesses significant executive experience in a number of sectors including media, life assurance, pensions and investment. Ms Frew has been a Director of BHP since September 2015, and is a member of the Remuneration Committee and the Risk and Audit Committee.

Ms Frew says: *I believe BHP's strategic vision and dedication to high standards in the areas of safety, sustainability and governance set it apart from others. This is driven by a combination of BHP's ethical and responsible approach to business, including the social value it delivers to stakeholders, including to communities around the world, and its strong Board and leadership team who have an enduring commitment to creating long-term value.*

My extensive experience as a Non-executive Director, Senior Independent Director and Chair of global industrial and financial services companies has provided me with the skills and experience to meaningfully contribute to the deliberations of BHP's Board, Remuneration Committee and the Risk and Audit Committee. Through my non-executive career, I have developed a deep understanding of, and insight into, shareholder expectations, and remain highly focused on progressing BHP's commitment to governance and social value, and its disciplined capital allocation, which support the creation of long-term value. My 10 years of executive experience in the media, life assurance and investment sectors provides me with valuable financial expertise and risk experience that enhances my contributions to Board and Committee decision-making.

The Board recommends the re-election of Ms Frew.

Item 20

Susan Kilsby MBA, BA, 61

Ms Kilsby has extensive experience in mergers and acquisitions, and finance and strategy, having held several roles in global investment banking. From 1996 to 2014, she held senior executive roles at Credit Suisse, including as a Senior Advisor, and Chair of EMEA Mergers and Acquisitions. Ms Kilsby also has non-executive experience across multiple industries. She was previously the Chair of Shire plc and the Senior Independent Director at BBA Aviation plc. She is currently the Senior Independent Director of Diageo plc, and a Non-executive Director of Fortune Brands Home & Security Inc, and Unilever N.V. and Unilever plc.

Ms Kilsby has been a Director of BHP since April 2019. She is the Chair of the Remuneration Committee, and a member of the Nomination and Governance Committee.

Ms Kilsby says: *BHP's strategic framework – combining the best culture and capabilities, best assets and best commodities – along with its focus on capital discipline, risk management and ongoing commitment to improvement, set it apart and positions BHP well to create value over the long term.*

My extensive global executive and non-executive experience across a range of industries has provided me with a breadth and depth of understanding and insight particularly in the areas of long-term strategy, capital allocation, financial and non-financial risk and governance. This experience enables me to contribute effectively to Board, Remuneration Committee and Nomination and Governance Committee decisions and discussions.

The Board recommends the re-election of Ms Kilsby.

BHP Group Limited Notice of Meeting 2020 25

Explanatory Notes continued Item 21 John Mogford BEng, 67 Mr Mogford spent the majority of his career in various leadership, technical and operational roles at BP Plc. From 2009 until 2015, he was the Managing Director and an Operating Partner of First Reserve, a large global energy focused private equity firm, during which time he served on the boards of First Reserve’s investee companies, including as Chair of Amromco Energy LLC and White Rose Energy Ventures LLP. Mr Mogford retired from the boards of Weir Group Plc and one of First Reserve’s portfolio companies, DOF Subsea AS, in 2018, and is currently a Non-executive Director of ERM Worldwide Group Limited. Mr Mogford has significant global executive experience, including in oil and gas, capital allocation discipline, commodity value chains and health, safety and environment. He has also held roles as a Non-executive Director on a number of boards. Mr Mogford has been a Director of BHP since October 2017, and is Chair of the Sustainability Committee. Mr Mogford says: BHP has a portfolio of world-class assets, a strong balance sheet and a clear strategy to grow value for its shareholders. Part of BHP’s strength lies in its commitment to the health and safety of its people, sustainable development and operational excellence. My deep technical and operational experience in the oil and gas industry, including large and complex projects, combined with my strategic expertise and understanding of commodity value chains, enables me to contribute to effective Board decisions. The risk management expertise and understanding of health, safety, environment and community matters gained through my executive and non-executive careers positions me well in my role as Chair of the Sustainability Committee. The Board recommends the re-election of Mr Mogford. Item 22 Ken MacKenzie BEng, FIEA, FAICD, 56 Mr MacKenzie was the Managing Director and Chief Executive Officer of Amcor Limited, a global packaging company with operations in over 40 countries, from 2005 until 2015. During his 23-year career with Amcor, Mr MacKenzie gained extensive experience across all of Amcor’s major business segments in developed and emerging markets in the Americas, Australia, Asia and Europe. As a former CEO, he has extensive global and executive experience, and a deeply strategic approach, with a focus on capital discipline and the creation of long-term shareholder value. He has insight and understanding in relation to organisational culture, the external environment, the diverse interests of our stakeholders and emerging issues related to the creation of social value. Mr MacKenzie has been a Director of BHP since September 2016, and was appointed Chair in September 2017. He is Chair of the Nomination and Governance Committee. Mr MacKenzie says: BHP’s strategy is to deploy the best capabilities to the best assets in the best commodities. Our sustained focus and discipline on capital allocation and our whole-of-company Transformation agenda are key enablers of our competitive advantage. With our simplified, diversified portfolio of high-quality assets, BHP is positioned well to create value for all of our stakeholders over the long term. We have again demonstrated the strength of our balance sheet by publishing the net debt target range and giving forward guidance on capital expenditure for FY2020 and FY2021. While the challenges of 2020 are likely to remain for some time to come, I am confident our disciplined and focused approach will create value for shareholders and make a positive contribution to society for many years to come. The Board recommends the re-election of Mr MacKenzie. 26 BHP Group Limited Notice of Meeting 2020

Items 23 to 25 Shareholders of BHP Group Limited representing approximately 0.01 per cent of the shares on issue in BHP Group Limited (and approximately 0.006 per cent of the shares on issue in the combined BHP Group) have proposed the resolutions set out at Items 23 to 25 for the BHP Group Limited AGM under section 249N of the Australian Corporations Act. These shareholders have also requested, pursuant to section 249P of the Australian Corporations Act, that the statements set out in Appendix 3 to this Notice of Meeting be provided to shareholders. No equivalent resolutions (or request to distribute the statements) have been proposed by shareholders in BHP Group Plc. Nonetheless, and consistent with the Dual Listed Company structure and the Articles of Association of BHP Group Plc, the Board is including the requisitioned resolutions as additional resolutions on the agenda of business for the BHP Group Plc AGM, and providing the statements to shareholders of BHP Group Plc. The resolutions for Items 23 to 25 are not endorsed by the Board. The Board considers that the resolutions for Items 23 to 25 are not in the best interests of shareholders of BHP as a whole, and recommends that you vote against Items 23 to 25. BHP Group Limited Notice of Meeting 2020 27

Explanatory Notes continued Item 23 Amendments to the Constitution of BHP Group Limited Item 23 seeks an amendment to the Constitution of BHP Group Limited. (There is no proposal to amend the Articles of Association of BHP Group Plc.) The requisitioning shareholders have requested, pursuant to section 249P of the Australian Corporations Act, that the statement in relation to this Item set out in Appendix 3 to this Notice of Meeting be provided to shareholders. Statement by the Board The Board does not consider the proposal to insert a new rule into the Constitution of BHP Group Limited in the form set out in Item 23 to be in the interests of BHP shareholders as a whole. First, the Board does not consider that the proposed resolution is warranted or proportionate in light of shareholders’ existing rights, and the existing opportunities for shareholders to express opinions and request information from BHP. Shareholders already have a right under the Australian Corporations Act to put effective resolutions to general meetings. In addition, the Board must (and does) in the normal course take into account shareholder views. Those views can be expressed through a range of channels. Shareholders are able to ask questions about or make comments on the management of BHP at any time, including at AGMs. There is also regular and extensive engagement between BHP (at Board Chair, Non-Executive Director and management level) and its institutional and retail shareholders. If shareholders disapprove of actions taken by the Directors, or their response to issues raised by shareholders, shareholders can refuse to re-elect them or remove them from office by ordinary resolution. Second, the proposed amendment to the Constitution of BHP Group Limited would allow resolutions to be put forward, without the level of thresholds and regulatory oversight required in other jurisdictions. For example, in the United States, rules adopted by the Securities and Exchange Commission provide a framework to ensure that shareholder resolutions are regulated (e.g. to prevent duplicate resolutions, resolutions designed to redress a personal grievance against the company, and resolutions dealing with a matter that the company has already substantially implemented). In the United Kingdom, under widely used constitutional provisions, shareholder resolutions must be structured as special resolutions (requiring a 75 per cent majority vote) and must be ‘directive’ rather than ‘advisory’.(1) Finally, the Board considers that any change relating to shareholder requisitioned resolutions is a matter for the Australian Government, rather than a matter to be dealt with company-by-company through constitutional amendment. Addressing the matter through law reform has the benefit of ensuring that an appropriate weighing of considerations occurs, taking into account appropriate thresholds and oversight, and that it would apply to all Australian public companies. Notwithstanding the above, the Board intends to allow a reasonable opportunity at the AGM for shareholders to ask questions regarding Items 23 to 25, even if Item 23 is not passed. Recommendation For the reasons set out above, the Board has formed the view that Item 23 is not in the interests of shareholders of BHP as a whole and therefore recommends that shareholders vote against Item 23. The Chair of the Meeting intends to vote undirected proxies against Item 23. (1) by special See, for example, resolution, The direct Companies the directors (Model to Articles) take, or Regulations refrain from 2008, taking, Schedule specified 3, action. article” 4: (Emphasis “The members added. may, ) 28 BHP Group Limited Notice of Meeting 2020

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Item 24

Cultural heritage protection

Item 24 is an advisory resolution. The validity of Item 24 is conditional on Item 23 being passed by the required majority.

The requisitioning shareholders have requested, pursuant to section 249P of the Australian *Corporations Act*, that the statement in relation to this Item set out in Appendix 3 to this Notice of Meeting be provided to shareholders.

Statement by the Board

Summary

The Board and the Company have a deep respect for Indigenous peoples and their cultures and believe that strong relationships with Indigenous peoples are essential for BHP's business. The Board understands that Indigenous peoples have profound and special connections to, and identification with, lands and waters, and that these are tied to their physical, spiritual, cultural and economic wellbeing. We also recognise the importance of agreements with Traditional Owners on the protection and management of cultural heritage being entered with the free, prior and informed consent of Traditional Owners.

BHP's approach to cultural heritage reflects its overall approach to social value[2] and is driven by the commitments that it has made in BHP's Indigenous Peoples Policy Statement,[3] the BHP Indigenous Peoples Strategy[4] and BHP's Reconciliation Action Plan,[5] and by BHP's support for the Uluru Statement From the Heart.

The Board acknowledges the critical importance of the protection of Indigenous cultural heritage – a concern held widely by stakeholders and shared by BHP.

The Board holds a particular concern that part (a) of Item 24 proposes that BHP take certain unilateral actions to override agreements between Traditional Owners and BHP without consultation or agreement with Traditional Owners. This has the unintended consequence of disempowering traditional owner groups to manage their cultural heritage consistent with the principle of self-determination. No matter how well intentioned, the Board cannot recommend a vote in favour of a resolution that would have this effect. Nor can the Board support a resolution that could have the effect of setting a precedent for such outcomes in the resources sector more broadly.

In addition, the Board considers that:

- part (b) of Item 24 is not required as BHP has contacted Traditional Owners and confirmed that nothing in our mutual agreements restricts them from speaking publicly about heritage concerns
- part (c) of Item 24 is not required because BHP has made its expectations clear and keeps the policy advocacy activities of industry associations in which it is a member under regular review. In addition, the submissions in relation to the Australian Commonwealth Parliamentary Inquiry regarding cultural heritage by the Minerals Council of Australia (**MCA**)[6] and the Chamber of Minerals and Energy of Western Australia (**CME**)[7] have supported improvements to cultural heritage laws

More detail on each is set out below.

(2) bhp.com/media-and-insights/reports-and-presentations/2019/10/social-value-briefing/

(3) bhp.com/our-approach/operating-with-integrity/indigenous-peoples/bhp-indigenous-peoples-policy-statement/

(4) bhp.com/-/media/documents/ourapproach/operatingwithintegrity/indigenouspeoples/170622_bhpbillitonindigenous peoplesstrategy.pdf?la=en

(5) bhp.com/-/media/documents/ourapproach/operatingwithintegrity/indigenouspeoples/180717_bhpreconciliationaction plan.pdf?la=en

(6) minerals.org.au/sites/default/files/MCA%20Submission%20to%20the%20inquiry%20into%20the%20destruction%20 of%20the%2046%2C000%20year%20old%20caves%20at%20the%20Juukan%20Gorge%20in%20the%20Pilbara%20 region%20of%20WA%20-%2019%20Aug%202020.pdf

(7) cmewa.com.au/wp-content/uploads/2020/08/CME-JSCNA-Juukan-Inquiry-Submission-FINAL.pdf

BHP Group Limited Notice of Meeting 2020 29

Explanatory Notes continued Part (a) – Moratorium The Board does not support the particulars of this part of Item 24 having regard to the following: First, Item 24, if passed, would have the consequence of imposing a unilateral action on Traditional Owners. That is, current agreements would be put to one side without consultation with Traditional Owners. Under those agreements, BHP and the Traditional Owners have already entered into specific arrangements with respect to the governance and management of cultural heritage sites. The Board does not consider that it is appropriate to single-handedly override such agreements. In particular, to the extent that the resolution relates to the management of cultural heritage at BHP’s South Flank project in the Pilbara region of Western Australia, BHP and the Traditional Owners of this land have reached a mutually acceptable way forward regarding the management of cultural heritage, consistent with our agreement with those Traditional Owners.(8) Second, the scope of the moratorium sought is not sufficiently defined, and would have far-reaching impacts. Notably, it seeks a moratorium pending ‘relevant’ legislative reform. While the resolution supporting materials refer to reform processes underway in Western Australia and in relation to the Environmental Protection and Biodiversity Conservation Act (1999) (Cth), the timing of those processes is uncertain. Moreover, the moratorium would amount to an indefinite suspension across all Australian jurisdictions, not just Western Australia. And, as noted above, the resolution does not make allowance for existing agreements between BHP and Traditional Owners. Third, Item 24 is based on the premise that for BHP there are ‘immediate risks to cultural heritage and shareholder value’ in the absence of reform of ‘relevant laws’. The Board does not accept this premise for the following reasons. BHP agrees that legislative reform is required but it has not waited for such reform to occur. For BHP, the current legislative framework is only a starting point. BHP’s policies, practices and agreements with Indigenous peoples well exceed the legislative framework. The Company’s policies, practices and agreements focus on consultation, negotiation, partnership making and formal, mutually beneficial agreements. BHP’s approach is to agree with Traditional Owners how cultural heritage is to be managed. One way that we achieve this is through land use agreements developed in partnership with Traditional Owners. All of BHP’s Western Australian mining agreements with Traditional Owners identify the areas of special heritage significance to Traditional Owners (referred to as ‘exclusion zones’). These exclusion zones include areas where the parties agree that no mining activities will occur and other areas that are afforded special protections. BHP has never sought a government approval to impact an exclusion zone. These agreements set out detailed processes that Traditional Owners and BHP agree will be followed before any heritage site can be disturbed. The specifics of these processes differ across jurisdictions, but the key requirements typically include: • ongoing and regular dialogue and engagement with (and feedback by) Traditional Owners in relation to cultural heritage, which occurs through both informal and formal mechanisms (e.g. Heritage Committee meetings) • ethnographic and archaeological surveys with Traditional Owners over any land that may be disturbed by BHP’s operations in order to identify any heritage sites and their significance (8) bhp.com/media-and-insights/news-releases/2020/09/banjima-elders-to-advise-on-south-flank-heritage/ 30 BHP Group Limited Notice of Meeting 2020

• consultation with Traditional Owners regarding ways to avoid, minimise and mitigate impacts to heritage sites, including inspections of the heritage sites that involve Traditional Owners, BHP representatives and an anthropologist or archaeologist • actions to mitigate any disturbance to heritage sites (e.g. through excavation and safekeeping of artefacts). On top of the heritage processes agreed with Traditional Owners in land use agreements, BHP implements additional cultural heritage systems and processes. For example: • BHP maintains heritage information databases that record detailed information in relation to heritage sites and consultations with Traditional Owners. These databases are updated in real time to reflect new information and allow for up to date information to be shared with other teams that rely on heritage data. • BHP has had a long-standing requirement for an internal approval from the Heritage team before any land disturbance occurs (irrespective of prior consultation or approvals). This internal approval is only valid for a period of 12 months, after which it must be refreshed. This refresh process allows new information – that emerges after an approval to disturb a heritage site is granted (including information that increases the significance of a heritage site) – to be taken into account before any impact occurs. • In addition, before any disturbance of cultural heritage sites, BHP requires approval from senior management, including the relevant Asset President, Vice President Planning and Technical and the Head of Indigenous Engagement. • Even if a heritage site is not identified in BHP’s agreements as an exclusion zone, BHP’s Heritage team can designate sites of high significance as ‘Internal Protected Areas’, which afford these sites greater protections. For example, we have declared a rock shelter and stone arrangement at Mining Area C as Internal Protected Areas, which has prevented access to 11 million tonnes of high grade ore. The implementation of these systems and processes are overseen by a dedicated and experienced Heritage team that sits within a broader Planning and Technical team within the Operations, which is also responsible for mine planning. This structure is designed to ensure that heritage matters are closely integrated with the Operations and, in particular, the mine and project planning processes. The Heritage team is complemented by an Indigenous Engagement team, which is responsible for ensuring the right levels of engagement with Traditional Owners and other Indigenous stakeholders at all levels of the Company. BHP’s approach has resulted in BHP’s Western Australia Iron Ore business undertaking, in conjunction with the Traditional Owners, over 4,300 days of heritage field work covering 267,000 hectares. At the South Flank project, BHP has undertaken over 700 days of heritage survey work. Beyond and complementary to this process of formal agreement making, BHP partners and invests in relationships and initiatives with Indigenous peoples and Traditional Owners in areas such as education, environmental management, arts and culture, rehabilitation and reconciliation. Some examples of this work can be found at: bhp.com/community/ indigenous-partnerships/. These agreements, processes and partnerships, not the current legislation, lie at the heart of BHP’s approach. BHP Group Limited Notice of Meeting 2020 31

Explanatory Notes continued Fourth, the Board considers that the most effective and appropriate channel to effect change to protect cultural heritage is through existing established channels. In particular, the Australian Commonwealth Parliament and the Western Australian State Government have both established formal, public and inclusive processes to gather and incorporate the views of relevant stakeholders in relation to cultural heritage protection and legislative reform. The Board considers that these processes, which include the views of all stakeholders, including potentially impacted Traditional Owner groups, constitute the proper approach to consultation, review and recommendations relating to such change. For these reasons, the Board does not consider a moratorium to be consistent with the principle of self-determination. The Board also considers that the moratorium is not sufficiently defined, is unnecessary in light of BHP’s policies, practices and agreements in relation to cultural heritage, and is not the most appropriate channel to effect change in this area. Part (b) – Ability of Traditional Owners to speak publicly Item 24 seeks the non-enforcement by BHP of any relevant contractual or other provisions that limit the ability of Aboriginal and Torres Strait Islander Traditional Owners to speak publicly about cultural heritage concerns on their land. The position on this part of the resolution is simple. It is not necessary because BHP has contacted Traditional Owners and confirmed that nothing restricts them from speaking publicly about heritage concerns and, to the extent that any provision in the agreements between Traditional Owners and BHP could be regarded as restricting Traditional Owners in this way, it will not be enforced by BHP. Part (c) – BHP’s position on legislative enhancement and industry associations Item 24 asks that BHP disclose its expectations in relation to any lobbying on cultural heritage issues by any industry association of which it is a member. BHP has made its commitments and expectations on cultural heritage clear through the publication of its Indigenous Peoples Policy Statement, Indigenous Peoples Strategy and Reconciliation Action Plan. BHP has recently confirmed these commitments and expectations to its industry associations. To the extent that there are concerns that industry associations might lobby against improvements to cultural heritage laws, this is not supported by the public statements made by relevant associations. The submissions made by the relevant mining industry bodies to the Australian Commonwealth Parliamentary Inquiry have strongly supported the enhancement of statutory protections for cultural heritage. This includes submissions made by the MCA(9) and the CME.(10) BHP has also worked closely with the MCA and the CME in the formation of those submissions. Recommendation For the reasons set out above, the Board has formed the view that Item 24 is not in the interests of shareholders of BHP as a whole and therefore recommends that shareholders vote against Item 24. The Chair of the Meeting intends to vote undirected proxies against Item 24. (9) of%20the%2046%2C000%20year%20old%20caves%20at%20the%20Juukan%20Gorge%20in%20the%20Pilbara%20 minerals.org.au/sites/default/files/MCA%20Submission%20to%20the%20inquiry%20into%20the%20destruction%20 region%20of%20WA%20-%2019%20Aug%202020.pdf (10) cmewa.com.au/wp-content/uploads/2020/08/CME-JSCNA-Juukan-Inquiry-Submission-FINAL.pdf 32 BHP Group Limited Notice of Meeting 2020

Item 25 Lobbying relating to COVID-19 recovery Item 25 is an advisory resolution. The validity of Item 25 is conditional on Item 23 being passed by the required majority. The requisitioning shareholders have requested, pursuant to section 249P of the Australian Corporations Act, that the statement in relation to this Item set out in Appendix 3 to this Notice of Meeting be provided to shareholders. Statement by the Board Item 25 recommends that BHP suspend memberships of industry associations that have undertaken advocacy relating to economic stimulus measures in response to COVID-19 that has been inconsistent with the goals of the Paris Agreement. The Board does not endorse Item 25 because: (1) it does not take account of recent changes to BHP’s approach to industry associations that will further strengthen advocacy alignment and introduce new transparency measures (2) it does not provide a complete or accurate account of benefits that BHP has received from its membership of industry associations during the COVID-19 pandemic Steps taken by BHP to address stakeholder interest in industry association advocacy The role played by industry associations in public policy debates, particularly in the context of global efforts to combat climate change, has been an area of active stakeholder interest in recent years. BHP recognises the importance of responsible and constructive advocacy, and has taken a number of steps to address this interest. The Company published its first industry association review in 2017, which sought to identify any material differences between BHP and its association memberships on climate and energy policy. Further reviews were undertaken in 2018 and 2019. Following publication of the 2019 review, BHP commenced a process to understand how the Company could further enhance its overall approach to industry associations. This was informed by broad stakeholder engagement, including with investors and investor environment, social and governance (ESG) organisations, civil society groups, other multi-national companies and industry associations. Based on this process, BHP announced on 14 August 2020 a series of changes to its approach to industry associations.(11) These changes are designed to further strengthen alignment on key policy issues and provide for an increased level of transparency on association advocacy. In summary, the changes are: • publishing BHP’s Global Climate Policy Standards (the Standards) – these are intended to provide greater clarity on how the Company’s policy positions should be reflected in association advocacy. Key aspects of the standards include: - support for Paris-aligned emissions reduction targets, with a focus on achieving net zero global emissions by 2050 - achieving abatement at least cost (e.g. through carbon pricing, market mechanisms and technology neutral frameworks) - ensuring advocacy is balanced (i.e. not emphasising costs of emissions reduction without giving due consideration to the costs of inaction) and fact-based, and avoids areas that may be seen to unduly exacerbate policy tensions (e.g. the use of ‘Kyoto carryover credits’) (11) For more information, see: bhp.com/our-approach/operating-with-integrity/industry-associations-bhps-approach/. BHP Group Limited Notice of Meeting 2020 33

Explanatory Notes continued • enhancing our own disclosures on industry associations – including adopting a model of ‘real time’ disclosure if material departures from the Standards are identified • asking the minerals sector associations in Australia of which BHP is a member to agree a Protocol on accountabilities for policy advocacy, having regard to Federal-State responsibilities • asking key associations in Australia to each publish an annual Advocacy Plan, outlining their advocacy priorities for the coming year These changes are the result of extensive consultation and reflect significant input and guidance gained through discussions with investors. The changes were welcomed by Climate Action 100+,(12) representing many major institutional investors, as well as the Australian Council of Superannuation Investors.(13) The supporting statement to this resolution makes a number of claims about the advocacy of industry associations that lack balance and/or context, all of which predate BHP’s new reforms. Regardless of these allegations, BHP is confident that its existing processes, combined with the reforms outlined above, provide strengthened oversight over industry association advocacy, and will help ensure the Company’s commitment to responsible and constructive advocacy is shared by the associations of which it is a member. Benefits associated with the industry association response to COVID-19 The COVID-19 pandemic has resulted in a social and economic shock on a global scale and created significant challenges to the wellbeing of communities and ongoing industry operations. BHP has taken a range of measures to maintain the health and safety of our workforce, to protect the communities in which we operate, and to provide additional support to our community and supplier partners. Our key association memberships have also played an important role in helping BHP manage the challenges posed by the pandemic. In March 2020, resources sector associations in Australia developed the National COVID-19 Protocols (the Protocols). These outlined how the resources sector would meet the expectations of government and the community in terms of operating during the pandemic. The Protocols have provided the foundation for the sector’s responsible operational continuity over recent months. In addition, resources sector associations have: • helped member companies navigate and, where possible, mitigate the impacts of domestic and international border restrictions on workforce movements and manage supply chain constraints. This was a significant issue for BHP in March 2020 when State governments were introducing measures to close State borders, and a significant number of our employees and contractors were living outside the State where our operations are located (e.g. ‘Fly In, Fly Out’ workers) • developed a number of tools and resources to assist member companies to support and keep remote Indigenous communities safe • undertaken community awareness programs to highlight the importance of the resources sector to the economy, and the actions the sector is taking to protect the health and safety of its workforce and host communities (12) available Climate Action at: igcc. 100+ org. (2020), au/wp-content/uploads/2016/04/140820_Media-Release_CA100-BHP-industry-association- ‘Investors welcome new BHP industry association and climate policy standards’, expectations.pdf?mc_cid=5c966c57fe&mc_eid=[UNIQID]. (13) Peter Ker (2020), ‘BHP tightens climate screws on lobby groups’, Australian Financial Review, 14 August. 34 BHP Group Limited Notice of Meeting 2020

Conclusion BHP has long maintained that climate change is a global challenge that requires a collaborative market and policy response. BHP will continue to support constructive advocacy to support the goals of the Paris Agreement, and will contribute to collective action where it can lead to improved performance and community benefits across the broader industry. Recommendation For the reasons set out above, the Board has formed the view that Item 25 is not in the interests Item of shareholders 25. of BHP as a whole and therefore recommends that shareholders vote against The Chair of the Meeting intends to vote undirected proxies against Item 25. By order of the Board Caroline Cox General Counsel & Group Company Secretary BHP Group Limited Notice of Meeting 2020 35

Explanatory Notes continued Appendix being approved 1 – Potential leaving entitlements The potential leaving entitlements for which approval is sought (including the various discretions that may be exercised by the Board, Remuneration Committee or ELT) are summarised below. Capitalised terms are defined in the applicable incentive plan rules. Further details regarding the relevant agreements and plans are set out in the Remuneration Report, which is available at bhp.com. Agreement Treatment on cessation of employment or plan Employment All Executive KMP are employed under agreements capable of termination by BHP agreements on up to 12 months’ notice (depending on the individual employment agreement), or on up to 12 months’ notice by the Executive KMP. Subsidiary Directors are employed under agreements capable of termination by BHP or the Subsidiary Director on providing certain periods of notice (depending on the individual employment agreement), and do not exceed 12 months’ notice by either party. BHP may make a payment in lieu of some or all of the notice period (calculated by reference to base salary plus superannuation or pension contributions payable plus any other benefits under the employment agreement). Employment agreements for Executive KMP or Subsidiary Directors also provide for additional benefits to be paid if the person dies or becomes permanently disabled while in the employment of the Group, with such benefits being capped at four times base salary. Statutory payments and accrued contractual entitlements are also paid on cessation (such as days of leave accrued but not taken). BHP may agree to continue to provide certain other benefits for a period following cessation where the arrangements are provided for under the employment agreement which could include, but are not limited to, relocation or repatriation benefits. BHP may also procure outplacement services be provided to Executive KMP or Subsidiary Directors. Additional benefits may be payable to KMP or Subsidiary Directors at law depending on the jurisdiction in which the KMP or Subsidiary Director is based at the time they cease employment or to hold office, and any changes in law that occur between the time the employment or service contract is entered into and the cessation date. This approval is intended to cover any such payments. 36 BHP Group Limited Notice of Meeting 2020

Agreement Treatment on cessation of employment or plan Incentive plans The treatment of KMP or Subsidiary Directors’ entitlements or awards under BHP incentive plans on ceasing employment with the Group will depend on whether they are determined to be a ‘Good Leaver’ pursuant to the terms of the relevant plan. Good Leaver treatment may apply where the reason for cessation of employment with the Group is due to retirement, retrenchment or bona fide redundancy, expiry of a fixed-term contract or termination by mutual agreement, or in other circumstances pursuant to the terms of the plan or as determined by the Board, Remuneration Committee or the ELT in its discretion. Where the reason for cessation of their employment with the Group is due to death, serious injury, disability or illness that prohibits continued employment or total and permanent disability, they will generally also be determined to be Good Leavers, however, treatment of entitlements or awards under BHP incentive plans may differ to other Good Leavers as outlined above. KMP or Subsidiary Directors who are not Good Leavers and cease employment as a result of termination for cause or misconduct will not be entitled to short-term incentives which have not yet been paid or granted and will forfeit all unvested short-term and long-term equity awards on cessation of their employment. For cash and equity awards made under BHP’s Short-Term and Long-Term Incentive Plans, the typical treatment for Good Leavers is: • annual incentives that have not yet been paid or granted are delivered wholly in cash (with no deferral) and may be subject to pro-rating where a KMP or Subsidiary Director has only served part of the performance period; • depending on the terms of the incentive plan:—unvested equity that is not subject to a performance condition (for example, deferred equity awards granted under the Short-Term Incentive Plan/Cash and Deferred Plan) generally remains on foot (wholly or in part) unless the Board, Remuneration Committee or ELT determine otherwise—unvested equity that is subject to a performance condition (for example, equity awards granted under the Long-Term Incentive Plan) generally remains on foot on termination and is pro-rated for the portion of the vesting period served. These awards are eligible for vesting in the ordinary course, subject to any applicable performance conditions, and, where applicable, become exercisable • vested but unexercised awards will be exercisable for the remaining exercise period following cessation, unless the Board, Remuneration Committee or ELT determine a reduced period or that they will lapse • shares acquired through Shareplus, BHP’s all employee share plan, through contributions from post-tax base salary will be released on cessation of employment. The Participant may also be entitled to some or all of the Matched Shares Certain equity awards carry entitlements for participants to receive dividend equivalent payments, which are provided in the form of additional shares (or an equivalent cash payment) on vesting of relevant awards. Notwithstanding the typical treatment outlined above, approval is sought for the Board, Remuneration Committee and ELT to retain and exercise discretion in relation to Good Leavers (to the extent permitted by the terms of the relevant incentive plan): • to vest or lapse (in part or in full) incentive awards with effect from the cessation date or such other date determined by the Board, Remuneration Committee or ELT • to allow awards to remain on foot (in part or in full) and be eligible for vesting in the ordinary course • to award some or all of the Matched Shares under Shareplus BHP Group Limited Notice of Meeting 2020 37

Explanatory Notes continued Agreement Treatment on cessation of employment or plan Incentive plans Where employment ceases for any reason before an award of cash or equity is granted continued in respect of a performance year, there is no entitlement to those awards for that year. However, except in the case of misconduct or termination for cause, the Board, Remuneration Committee or ELT may, under certain plans, determine to pay the participant an amount in cash, equity or both, having regard to performance and the portion of the performance year served. All unvested and vested awards remain subject to malus and clawback. Retirement plans The annual retirement contributions payable to Executive KMP are calculated by reference to base salary and are between 10 and 20 per cent of base salary (contribution rates will reduce as per the remuneration policy approved by shareholders at the 2019 AGMs). Participation is provided through a defined contribution plan, an unfunded Retirement Savings Plan, an International Retirement Plan, a self-managed superannuation fund and/ or a cash payment in lieu. Subsidiary Directors may also be entitled to retirement benefits. Some employees, including those who may become KMP in the future, are members of legacy defined benefit plans and will continue to accrue benefits in those plans for past and future service unless they elect to transfer to a defined contribution plan. In all circumstances, any benefit that may be provided under the terms of the plan represents a benefit arising in connection with the person’s retirement from office, being payment for past services rendered to BHP. No pension augmentation is provided by virtue of cessation, and the benefits provided represent accrued benefits. Other payments Circumstances may arise from time to time where it will be appropriate for BHP to make small incidental payments to a departing KMP or Subsidiary Director, including allowing them to retain certain property following cessation (such as phones or other electronic devices), or making reasonable retirement gifts to recognise the contribution they made to the Group. Approval is sought to grant such incidental benefits provided they are reasonable and have an aggregate value that is less than 5 per cent of the outgoing person’s fees or base salary (as applicable) at the cessation date. Similarly, there may be instances where BHP considers it appropriate to enter into arrangements with a departing KMP or Subsidiary Director in connection with their cessation that include payment in settlement of liabilities and the reimbursement of legal fees subject to appropriate conditions. Additional Other benefits may be payable where a Subsidiary Director ceases to hold office or payments that ceases employment and either the payment is in accordance with the local regulations, may apply policy or market practice in the relevant jurisdiction, or is made pursuant to BHP’s to Subsidiary practices or policies (for example in relation to payments on redundancy or other lump Directors sum payments) in the relevant jurisdiction. As BHP operates a global diversified business with hundreds of subsidiaries in different locations, it is not possible to ascertain the amount or value of these benefits in advance. However, this approval is intended to cover payments or benefits to Subsidiary Directors where the payments or benefits are provided in accordance with the regulations, policies and practices outlined above. On cessation, other than for cause, BHP may make a payment to a Subsidiary Director in consideration of the departing individual confirming, extending or entering into appropriate restrictive covenants to protect BHP and its shareholders. The amount of such payment is governed by the individual’s employment agreement and local regulations, policy or market practice, as well as BHP’s policies and practices in the relevant jurisdiction. The calculation and value of any payment will consider the factors and circumstances outlined in Appendix 2. 38 BHP Group Limited Notice of Meeting 2020

will Appendix or are likely 2 – Matters, to affect events the calculation and circumstances of the amount that    or value of the leaving entitlements The amount or value of the leaving entitlements that may be given to KMP or Subsidiary Directors cannot be ascertained in advance. This is because various matters, events and circumstances • will    or are likely to affect the calculation of that amount or value, including: the circumstances in which the individual ceases to hold office or ceases employment and • whether they serve all or part of any applicable notice period • their base salary at the time of cessation of employment the length of their service with BHP and the portion of any relevant performance or • qualification periods that have expired at the time of cessation • any change in the individual’s role, such as a redeployment the number of unvested equity entitlements held by the individual at the time of cessation and the number that either the Board, Remuneration Committee or ELT determines to vest, • lapse or leave on foot in accordance with the relevant plans the market price of BHP Group Limited shares on the ASX or BHP Group Plc shares on the London Stock Exchange when the value of any equity-based leaving entitlement or benefit • is determined • the individual’s particular entitlement to retirement benefits • the nature and value of any outplacement services provided to the individual the value of any accrued pension entitlement arising over the period of service until the date • of cessation the value of any payment or contribution that may arise, and be paid, in respect of the notice • period provided under the employment or service agreement in respect of any dividend equivalent payment, the amount of any dividends paid on BHP Group Limited shares on the ASX or BHP Group Plc shares on the London Stock Exchange • over the relevant vesting period in respect of any Matched Shares provided to the individual under Shareplus, the number • of Acquired Shares held by the individual on ceasing employment any other factors that either the Board, Remuneration Committee or ELT determines to be relevant when exercising its discretions (such as the assessment of the performance • of the individual up to the cessation date) • the nature and value of any payment required to settle liabilities or reimburse legal fees the jurisdiction and location in which the individual is based at the time they cease to hold office or cease employment, and the applicable local laws, regulations, policy or market • practice (including BHP’s practices or policies) in that jurisdiction any changes in law between the date BHP enters into an employment or service agreement with the individual and the date the individual ceases to hold office or employment BHP Group Limited Notice of Meeting 2020 39

Explanatory Notes continued

Appendix 3

The notice of requisitioned resolutions included the following supporting statements by the requisitioners. By publishing the statements, BHP does not make any representations as to their truth or accuracy and disclaims any liability for their contents.

Statement by the requisitioners in support of Item 23

Shareholder resolutions are a healthy part of corporate democracy in many jurisdictions other than Australia. As a shareholder, the Australasian Centre for Corporate Responsibility (**ACCR**) favours policies and practices that protect and enhance the value of our investments.

The Constitution of our company is not conducive to the right of shareholders to place ordinary resolutions on the agenda of the annual general meeting (**AGM**). In our view, this is contrary to the long-term interests of our company, our company's Board, and all shareholders in our company.

Permitting the raising of advisory resolutions by an ordinary resolution at a company's AGM is global best practice, and our fellow shareholders in BHP Group Plc already enjoy this right[1], as do shareholders in any listed company in the UK, US, Canada or New Zealand.

Australian legislation and its interpretation in case law means that Australian shareholders are unable to directly propose ordinary resolutions for consideration at Australian companies' AGMs. In Australia, the *Corporations Act 2001* provides that 100 shareholders or those with at least 5% of the votes that may be cast at an AGM with the right to propose a resolution[2]. However, section 198A specifically provides that management powers in a company reside with the Board[3].

Case law in Australia has determined that these provisions, together with the common law, mean that shareholders cannot by resolution either direct that the company take a course of action, or express an opinion as to how a power vested by the company's constitution in the directors should be exercised[4].

Australian shareholders wishing to have a resolution considered at an AGM have dealt with this limitation by proposing two part resolutions, with the first being a 'special resolution,' such as this one, that amends the company's constitution to allow ordinary resolutions to be placed on the agenda at a company's AGM. Such a resolution requires 75% support to be effective, and as no resolution of this kind has ever been supported by management or any institutional investors, none have succeeded. It is open to our company's Board to simply permit the filing of ordinary resolutions, without the need for a special resolution. We would welcome this, in this instance.

1 By virtue of s338 of the UK *Companies Act* 2006
2 sections 249D and 249N of the *Corporations Act 2001* (Cth).
3 S198A of the *Corporations Act* provides that "[t]he business of a company is to be managed by or under the direction of the directors", and that "[t]he directors may exercise all the powers of the company except any powers that this Act or the company's constitution (if any) requires the company to exercise in general meeting."
4 National Roads & Motorists' Association v Parker (1986) 6 NSWLR 517; ACCR v CBA [2015] FCA 785). Parker turned on whether the resolution would be legally effective, with ACCR v CBA [2016] FCAFC 80 following this precedent on the basis that expressing an opinion would be legally ineffective as it would usurp the power vested in the directors to manage the corporation.

40 BHP Group Limited Notice of Meeting 2020

Notice of Annual General Meeting
Participation details
Explanatory Notes
Voting
Accessing information on BHP

We note that the drafting of this resolution limits the scope of permissible advisory resolutions to those related to "an issue of material relevance to the company or the company's business as identified by the company," and that recruiting 100 individual shareholders in a company to support a resolution is by no means an easy or straightforward task. Both of these factors act as powerful barriers to the actualisation of any concern that such a mechanism could 'open the floodgates' to a large number of frivolous resolutions.

Passage of this resolution would simply extend to us a right already enjoyed by our BHP Group Plc counterparts.

ACCR and the co-filing shareholders urge shareholders to support this proposal.

Statement by the requisitioners in support of Item 24

This resolution is filed by the Australasian Centre for Corporate Responsibility (ACCR) and over 100 co-filing shareholders, and enjoys the support of the First Nations Heritage Protection Alliance, a coalition of more than 20 Aboriginal and Torres Strait Islander organisations and leaders from across Australia[5].

Background

Our peer company, Rio Tinto, recently detonated a 46,000 year old site known as the Juukan Gorge rock shelters, to facilitate the expansion of the company's Brockman 4 iron ore mine in the Western Pilbara region of Western Australia.

This occurred with legal approval. Rio Tinto's voluntary commitments to upholding higher human rights standards did not prevent it. News of the blast was met with immediate, near-universal condemnation, and an intense period of public, media and investor scrutiny has followed. Consequences for Rio Tinto have included: company executives facing a public Parliamentary Inquiry[6]; Reconciliation Australia suspending Rio Tinto from their Reconciliation Action Plan program[7]; the Corporate Human Rights Benchmark (CHRB) and the World Benchmarking Alliance (WBA) condemning Rio Tinto's actions[8]; many institutional investors expressing their disappointment publicly, and directly to Rio Tinto's CEO and Board[9].

This kind of attention would be extremely unwelcome for our company.

The co-filing BHP shareholders are concerned to protect our company, and shareholder value, from the risk of similarly severe reputational damage. This resolution is intended to guide our company in navigating the risks associated with its operations in the permissive legal environment that facilitated cultural heritage destruction.

Our commitments

We affirm our company's commitment to the UN Guiding Principles on Business and Human Rights (UNGPs)[10] and the ICMM's Indigenous Peoples and Mining Position Statement[11]. However, gaps between local laws and international standards can create risk. Australian laws are plainly insufficient, in general, in upholding the cultural heritage-related standards contained in the relevant global benchmark, the UN Declaration on the Rights of Indigenous Peoples (UNDRIP), and are out of line with community expectations.

5 https://www.ntsg.org.au/first-nations-heritage-protection-alliance/
6 https://www.smh.com.au/business/companies/rio-tinto-looks-to-shelter-from-self-detonation-20200807-p55jmm.html
7 https://www.reconciliation.org.au/statement-on-rio-tinto/
8 https://www.corporatebenchmark.org/sites/default/files/CHRB%20response%20to%20Rio%20Tinto%20destruction%20of%20Aboriginal%20site%20at%20Juukan%20Gorge%20-%2009July2020.pdf
9 https://www.smh.com.au/business/companies/rio-tinto-feels-more-heat-on-cave-blast-as-investor-pressure-rises-20200602-p54yqm.html
10 https://www.bhp.com/our-approach/our-company/our-code-of-conduct/caring-about-society/respecting-human-rights/
11 https://www.bhp.com/our-approach/operating-with-integrity/indigenous-peoples?utm_source=Twitter&utm_medium=Organic&utm_campaign=UNDRIP&utm_content=Overview

BHP Group Limited Notice of Meeting 2020 41

Explanatory Notes continued

Risk management
We welcome our company's commitment to not undertake activities which will disturb 40 cultural heritage sites in the Pilbara without "further extensive consultation" with Aboriginal Traditional Owners[12]. However, we note that our company does not as a matter of process disclose to the public information about cultural heritage sites it plans to disturb. That is to say, shareholders do not know if these 40 sites are a complete account of culturally significant sites on land our company intends to mine.

It has been reported that, prior to the Juukan Gorge destruction, our company applied for ministerial consent to destroy or damage the 40 sites despite clear statements of opposition from the affected Native Title holders, the Banjima People[13]. These reports call into question the strength of our company's commitment to the UNGPs, which demand adherence over and above compliance with lower local legal standards[14].

The proposed resolution is intended as an interim measure, proportionate to the risks at hand, to assist our company while legal standards are reviewed, and until such time as they are sufficiently strengthened. Importantly, the resolution does not call for a moratorium on all mining activities. Instead, it calls for a moratorium on cultural heritage site destruction.

Clause a. of the resolution is intended to manage risk by providing shareholders with comfort that sites will not be disturbed without Board approval, while a regulatory reform process is ongoing.

We also note that it is common in land use agreements between mining companies and affected Native Title holders to restrict the rights of those Native Title holders to publicly air concerns about activities planned on their land. **Clause b. of the resolution** is intended to assist in risk management by creating an environment in which concerns can be aired by affected Native Title holders without fear of adverse legal consequences.

The WA Aboriginal Heritage Act (1972) has been slated for review since 2012[15]. The Commonwealth Environmental Protection and Biodiversity Conservation Act (1999) is currently under review[16]. The delays in reviewing and modernising these laws to better protect Indigenous cultural heritage and in particular the human rights standards contained in the UNDRIP, has posed, and continues to pose, significant risks to mining companies operating in Australia.

Industry associations are extremely active and influential in regulatory reform processes in Australia. **Clause c. of the resolution** is intended to ensure that our company's expectations of its industry associations in the present context are clear and transparent to stakeholders.

ACCR, the co-filing shareholders, and the First Nations Heritage Protection Alliance urge shareholders to support this proposal.

12 https://www.theguardian.com/australia-news/2020/jun/11/bhp-agrees-not-damage-40-aboriginal-heritage-sites-without-consulting-traditional-owners-pilbara

13 https://www.abc.net.au/news/2020-06-11/bhp-halts-aboriginal-site-destruction-after-rio-tinto-protests/12345566; https://www.ecowatch.com/bhp-mining-australia-indigenous-sites-2646168977.html

14 UNGP 11: "Business enterprises should respect human rights. This means that they should avoid infringing on the human rights of others and should address adverse human rights impacts with which they are involved." Commentary: "The responsibility to respect human rights is a global standard of expected conduct for all business enterprises wherever they operate. It exists independently of States' abilities and/or willingness to fulfil their own human rights obligations, and does not diminish those obligations. *And it exists over and above compliance with national laws and regulations protecting human rights.*" (emphasis added)

15 Brief overview here https://www.theguardian.com/australia-news/2020/may/26/rio-tinto-blasts-46000-year-old-aboriginal-site-to-expand-iron-ore-mine

16 https://epbcactreview.environment.gov.au/

42 BHP Group Limited Notice of Meeting 2020

Statement by the requisitioners in support of Item 25 Shareholders affirm our company’s commitment to the goals of the Paris Agreement and welcome its commitment to set emissions targets across its entire value chain17. However, in the words of our company’s former CEO, the global response to climate change “does not yet match the severity of the problem”18. In many countries — including Australia and the United States — public policy to reduce emissions has stalled or regressed. Our company’s lobbying on climate and energy policy continues to have a far greater impact on national emissions trajectories than any reduction in emissions our company can achieve on its own. The COVID-19 pandemic has had an unprecedented impact on the global economy. We recognize and commend efforts by our company’s management to deal responsibly with this complex situation. In contrast, the advocacy by many of our company’s industry associations in response to the COVID-19 crisis has been predatory, as they have sought to weaken regulation and further entrench fossil fuels in economic recovery agendas. United States On 20 March, the American Petroleum Institute (API) wrote to United States President Trump to request a suspension of “non-essential compliance obligations”. On 23 March, the API requested a range of measures from the United States’ Environmental Protection Agency (EPA), including the suspension of reporting requirements for greenhouse gas emissions and of the fugitive methane leak detection and repair program19. On 26 March, the EPA suspended enforcement of environmental laws for all industrial polluters20. Australia The Australian government is actively pursuing a “gas-led recovery” from the economic impact of the COVID-19 pandemic, including subsidies for new gas infrastructure, fast-tracking of project approvals, potential underwriting of new developments and aggressive deregulation21. It has announced that 15 major projects will have their environmental assessments fast-tracked, including two major gas projects: Burrup Hub and the Narrabri gas project22. Government advisers have also earmarked multiple new gas pipelines for taxpayer support23. The advocacy by some of our company’s industry associations throughout the COVID-19 pandemic has actively sought policy which is fundamentally inconsistent with the goals of the Paris Agreement: demands for government support, subsidies and fast-tracked approvals for new fossil fuel developments, and aggressive deregulation. • The Australian Petroleum Production and Exploration Association (APPEA) has called for government support to develop “uneconomic or stranded” gas resources in order to extend the economic life of existing gas infrastructure24. APPEA has repeatedly called for further oil and gas exploration25, welcomed government subsidies26, and lobbied for weaker environmental regulation27. 17 https://www.bhp.com/media-and-insights/reports-and-presentations/2019/07/evolving-our-approach-to-climate-change/ 18 ibid. 19 https://assets.documentcloud.org/documents/6819817/API-Letter-to-EPA-Seeking-Oil-Industry.pdf 20 https://www.epa.gov/sites/production/files/2020-03/documents/oecamemooncovid19implications.pdf 21 https://www. p55jop.html smh.com.au/politics/federal/morrison-prepares-a-gas-plan-to-boost-economy-out-of-the-pandemic-20200807-22 http://www.environment.gov.au/epbc/major-projects 23 https://www.afr.com/politics/federal/guarantee-gas-pipeline-projects-to-spur-covid-recovery-morrison-told-20200811-p55kkl 24 https://appea.com.au/wp-content/uploads/2020/06/Australia-Oil-and-Gas-Industry-Outlook-Report.pdf 25 https://www.abc.net.au/news/programs/the-business/2020-05-11/interview-with-andrew-mcconville/12236188?nw=0 26 https://www.appea.com.au/all_news/exploration-support-welcomed/ 27 https://www.appea.com.au/all_news/green-tape-reform-a-top-priority-for-oil-and-gas-industry/ BHP Group Limited Notice of Meeting 2020 43

Explanatory Notes continued • The Minerals Council of Australia (MCA) has called for weakened environmental assessments of mining projects28, scrapping of environmental regulation, government subsidies for fossil fuel exploration29, and opposed the inclusion of Scope 3 emissions in Australia’s National Greenhouse and Energy Reporting (NGER) scheme30. • The NSW Minerals Council published a report in July calling for the fast-tracked approval of 21 new or expanded coal mining projects, claiming they were necessary for economic recovery31. Throughout 2020, the Chamber of Minerals and Energy of Western Australia, the Queensland Resources Council and the South Australian Chamber of Mines and Energy have also sought to expand or further entrench fossil fuel development. Many of our company’s industry associations also attempted to use the 10-yearly review of Australia’s Environment Protection and Biodiversity Conservation Act 1999 (EPBC Act) to argue that weaker environmental laws were necessary for recovery. Six of our company’s industry associations argued that the EPBC Act should not consider greenhouse gas (GHG) emissions in new project assessments3233. Our company has previously stated that, despite disagreements over climate change policy, its industry associations provide it with “other benefits”, specifically relating to health and safety, and Indigenous relations. Recent events have called these benefits into question. The MCA’s embrace of tougher COVID-19 protocols was slow and reluctant, only doing so after intervention by Senator Matt Canavan, who urged the mining sector to “take steps to commensurately reduce the risk of transmission”34. Furthermore, as evidenced by Rio Tinto’s destruction of the Juukan Gorge caves in May35, and repeated safety incidents in Queensland coal mines36, our company’s industry associations are not delivering leadership to manage industry-wide risks. Following its 2019 review of industry associations, InfluenceMap found that our company had not “fulfilled [its] commitments to address misalignments between [its] stated positions and the lobbying of [its] industry associations on climate”, nor acted with the urgency demanded by its shareholders37. Global leaders have a once in a generation opportunity to accelerate decarbonisation through wide-ranging economic policy commensurate with the seriousness of current crises. If our company is unwilling or unable to ensure that its industry associations support that transition, then shareholders request that membership of those groups is suspended. ACCR and the co-filing shareholders urge shareholders to support this proposal. 28 https://www. 3d477819707abd2deeb0 theaustralian.com.au/commentary/why-mining-will-be-ground-zero-of-the-nations-recovery/news-story/2afefc504f83 29 https://minerals.org.au/news/reform-priorities-support-faster-recovery 30 https://minerals.org.au/news/submission-standing-committee-environment-and-energy-national-greenhouse-and-energy-reporting 31 https://www.nswmining.com.au/news/2020/7/32-mining-projects-in-planning-pipeline-can-drive-economic-recovery-for-nsw 32 https://www.appea.com.au/wp-content/uploads/2020/07/APPEA-Submission-EPBC-Act-Review-May-2020.pdf 33 https://minerals.org.au/news/fixing-epbc-act-better-business-and-environmental-outcomes 34 catastrophic-outbreak/news-story/0e49398a58c1c3b162edf32a4602b85e https://www.theaustralian.com.au/business/mining-energy/coronavirus-australia-matt-canavan-calls-for-fifo-ban-to-prevent- 35 https://www.abc.net.au/news/2020-05-26/rio-tinto-blast-destroys-area-with-ancient-aboriginal-heritage/12286652 36 https://www.parliament.qld.gov.au/documents/tableOffice/TabledPapers/2020/5620T197.pdf 37 https://influencemap.org/report/-a308b014a206c78c330a5620d22fb117 44 BHP Group Limited Notice of Meeting 2020

Voting Your vote is important. By voting, you are involved in the future of BHP. Shareholders can vote by: > attending the virtual meeting and casting their vote online, or > appointing an attorney or, in the case of corporate shareholders, a corporate representative to attend the virtual meeting and vote online, or > appointing a proxy to attend the virtual meeting and vote on their behalf How are votes calculated under the Dual Listed Company structure? In accordance with our Dual Listed Company structure, all items of business at the 2020 AGMs are considered significant matters and are therefore joint electorate actions. Voting on joint • electorate    actions works as follows: If a BHP Group Limited shareholder votes at the BHP Group Limited AGM (to be held virtually on 14 October 2020), an equivalent vote will be cast on the corresponding resolution at the • meeting of BHP Group Plc. If a BHP Group Plc shareholder votes at the BHP Group Plc AGM (to be held in London on 15 October 2020), that vote will be treated as though it was also cast on the corresponding • resolution at the meeting of BHP Group Limited. A resolution will be passed only if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast (in the case of an ordinary resolution), or represent at least 75 per cent of the votes cast (in the case of a special resolution). All items of business will be decided by way of a poll. BHP Group Limited Notice of Meeting 2020 45

Voting continued Am I entitled to vote at the meeting? To vote at the AGM, you must be a registered holder of shares as at 7pm Melbourne time on Monday 12 October 2020. Your voting entitlement will be determined by the number of shares you hold at that time. In addition, Australian legal requirements limit the eligibility of certain people to vote on some of the items of business to be considered at the AGMs. The applicable voting exclusion (if any) for each item of business is set out immediately after the proposed resolution in this Notice of Meeting. I vote virtually? have a power of attorney from a shareholder. How can I attend and Attorneys may not vote at the AGM unless an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting is given to the Share Registrar prior to the AGM (or has previously been given to the Share Registrar). I vote virtually? am a representative of a corporate shareholder. How can I attend and A shareholder that is a corporation may appoint an individual to act as its representative and to vote in person at the meeting in accordance with the Corporations Act. A representative may not vote at the AGM unless evidence of his or her appointment, including any authority under which it is signed, is given to the Share Registrar prior to the AGM (or has previously been given to the Share Registrar). Corporate representative forms can be obtained by contacting the Share Registrar. I hold American Depositary Shares. Can I attend and vote virtually? The main contact for holders of American Depositary Shares (ADS) who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. ADS holders should deal with them in relation to any rights under the agreement with them to be appointed as proxy and to attend the virtual AGM, participate in and vote at the meeting. 46 BHP Group Limited Notice of Meeting 2020

I want to vote but I can’t attend the virtual meeting. What should I do? If you cannot attend the virtual AGM, you can appoint the Chair of the meeting or any other • person    as your proxy to attend the virtual AGM and vote on your behalf. A shareholder entitled to attend the virtual AGM and cast two or more votes may appoint up to two proxies. A proxy need not be a shareholder and can be an individual or a body corporate. • Each proxy will have the right to vote on a poll and to speak at the meeting. A proxy appointment may specify the proportion or number of votes that the proxy may exercise. Where this is not specified and more than one proxy is appointed, the votes will be divided equally among the proxies (i.e. where there are two proxies, each proxy may exercise • half the votes). If a proxy is not directed how to vote on an item of business, or should any resolution other than those specified in this Notice of Meeting be proposed at the meeting, the proxy may vote • or abstain from voting on that resolution as they think fit. If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy • appointment will not be counted in calculating the required majority. Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chair of the meeting as their proxy to vote on their behalf. If a proxy form is returned with a direction on how to vote but the nominated proxy does not attend the meeting, or does not vote on the resolution, the Chair of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. It is intended that proxy appointments in favour of the Chair of the meeting, the Secretary or any Director that do not contain a direction on how to vote will be used where possible to support each of the resolutions proposed at Items 1 to 22 and to oppose the • resolutions proposed at Items 23 to 25 in this Notice of Meeting. The of Minerals KMP of Australia, BHP (which Minerals includes Americas each of and the Directors, Petroleum) the and CFO their and closely the President related parties of each    (such proxy as on close any of family Items members 7, 8, 9 and and 10 unless any controlled you direct companies) them how will to vote. not be able to vote as your If you intend to appoint a member of the KMP as your proxy, please ensure that you direct them on how to vote on Items 7, 8, 9 and 10 by marking the voting boxes on the proxy form for those items. If you appoint the Chair of the meeting as your proxy, or the Chair of the meeting is appointed as your proxy by default, but you do not mark the voting boxes on the proxy form for any of Items 7, 8, 9 and 10, by completing and returning the proxy form you will be expressly authorising the Chair of the meeting to exercise your proxy on the resolutions for which voting • boxes have not been marked even though they are connected with remuneration of the KMP. • The proxy form must be signed by the shareholder or the shareholder’s attorney. • Proxies appointed by corporations must be executed in accordance with the Corporations Act. Proxy forms can be accessed via bhp.com/LimitedAGM. BHP Group Limited Notice of Meeting 2020 47

Voting continued

When do I have to submit my proxy appointment by?

- Proxies must be lodged by 5pm (Melbourne time) on Monday 12 October 2020. Proxies lodged after this time will be invalid.
- Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Group Limited or its Share Registrar at the address specified below or by facsimile, by 5pm Melbourne time on Monday 12 October 2020. If facsimile transmission is used, the power of attorney must be certified.

How do I submit my proxy appointment?

You can lodge your proxy using any of the following methods:

- **Electronically** by recording the proxy appointment and voting instructions via bhp.com/LimitedAGM or investorvote.com.au. You can log in on a computer or by using the BHP Group Limited mobile voting service for smartphones. Only registered BHP shareholders may access this facility and will need the Control Number, their Holder Identification Number (HIN) or Securityholder Reference Number (SRN) and postcode for their shareholding. SRN/HIN details are shown on the notification provided for this AGM, and are also set out on issued holding statements. **Once you have entered your voting instructions electronically, you will be asked to confirm your voting selections. At this point, you can request an email confirmation of your vote. Once you press 'submit', you will be taken to a screen that confirms your details have been received and processed. If you do not see this confirmation screen, you should contact the Share Registrar.**
- **By hand delivery or post** to:

  BHP Share Registrar
  Computershare Investor Services Pty Limited
  Yarra Falls
  452 Johnston Street
  Abbotsford VIC 3067

  Postal address:
  GPO Box 782
  Melbourne VIC 3001
  Australia
- **By fax** to 1800 783 447 (within Australia) +61 3 9473 2555 (outside Australia)
- **For Intermediary Online users only** (custodians) at intermediaryonline.com

When can I find out the results of the meeting?

Due to our Dual Listed Company structure, the results of each resolution cannot be finalised until after both the AGM of BHP Group Plc and the AGM of BHP Group Limited have been held. Voting results will be announced to the stock exchanges and made available at bhp.com as soon as the poll is finalised after the BHP Group Plc meeting.

48 BHP Group Limited Notice of Meeting 2020

How to access information on BHP All up-to-date shareholder information is available at bhp.com. Online shareholder services • • check register your to receive holding electronic shareholder communications • • access update all your your records securities (including in one address portfolio and by setting direct credit up a personal details) account • vote online Latest Reports news and    presentations Company overview (including Our Charter, structure and governance) sent Subscribe directly to to your receive email news address alerts youtube. linkedin.com/company/bhp com/bhp twitter.com/bhp You BHP can produces also elect a range to receive of publications, a paper copy which of the are Annual available Report at bhp. through com.    the Share Registrar. orld Readbhp. our reports com at Annual 2020 Report Contribution Economic    Report 2020 If in you relation would to like electronic further or information hard copy or communications, would like to change please your contact: previous election Share Registrar 1300 656 780 (from within Australia) +61 3 9415 4020 (from elsewhere) BHP Group Limited Notice of Meeting 2020 49

Shareholder information

Share Registrars and Transfer Offices

Australia
BHP Group Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal address – GPO Box 2975
Melbourne VIC 3001

Telephone 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile +61 3 9473 2460
Email enquiries:
investorcentre.com/bhp

United Kingdom
BHP Group Plc Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS13 8AE
Postal address (for general enquiries)
– The Pavilions, Bridgwater Road
Bristol BS99 6ZZ

Telephone +44 (0) 344 472 7001
Facsimile +44 (0) 370 703 6101
Email enquiries:
investorcentre.co.uk/contactus

South Africa
BHP Group Plc Branch Register
and Transfer Secretary
Computershare Investor Services (Pty) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank, 2196 South Africa
Postal address – Private Bag X9000,
Saxonwold, 2132 South Africa

Telephone +27 11 373 0033
Facsimile +27 11 688 5217
Email enquiries:
web.queries@computershare.co.za

Holders of shares dematerialised into Strate should contact their CSDP or stockbroker.

New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna Auckland 0622
Postal address – Private Bag 92119
Auckland 1142

Telephone +64 9 488 8777
Facsimile +64 9 488 8787

United States
Computershare Trust Company N.A.
150 Royall Street
Canton, MA 02021
Postal address – PO Box 43078
Providence, RI 02940-3078

Telephone +1 888 404 6340
(toll-free within US)
Facsimile +1 312 601 4331

ADR Depositary, Transfer Agent and Registrar
Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077

Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR)
(toll-free within US)
Facsimile +1 201 324 3284
Email enquiries:
citibank@shareholders-online.com
Website: citi.com/dr